Filed pursuant to 424(b)(4)
Registration Number 333-1 318 45
55,000,000 Shares
Las Vegas Sands Corp.
Common Stock

       All of the shares of common stock in the offering are being sold by certain trusts established for the benefit of our principal stockholder, who is also our chairman of the board and chief executive officer, and his family. The Company will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
       The common stock is listed on The New York Stock Exchange under the symbol “LVS.” The last reported sale price of our common stock on March 13, 2006 was $51.25 per share.
       See “Risk Factors” on page 14 to read about factors you should consider before buying the shares of common stock.

       NEITHER THE NEVADA STATE GAMING CONTROL BOARD, THE NEVADA GAMING COMMISSION NOR ANY OTHER GAMING REGULATORY AGENCY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$50.2500	$2,763,750,000.00
Underwriting discount	$1.1055	$60,802,500.00
Proceeds, before expenses, to selling stockholders	$49.1445	$2,702,947,500.00
       To the extent that the underwriters sell more than 55,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 8,250,000 shares from the selling stockholders at the public offering price less the underwriting discount.
       The underwriters expect to deliver the shares against payment in New York, New York on March 16, 2006.
Goldman, Sachs & Co.

Citigroup	Lehman Brothers Jefferies & Company

Merrill Lynch & Co.

Morgan Stanley

JPMorgan

UBS Investment Bank
Prospectus dated March 13, 2006.

PROSPECTUS SUMMARY
       This summary highlights all material information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the documents incorporated herein by reference carefully, especially the section describing the risks of investing in our common stock under the caption “Risk Factors” and our financial statements and related notes incorporated herein by reference. Except as the context otherwise requires, references in this prospectus to the “Company,” “we,” “our” or “us” are to Las Vegas Sands Corp. and its consolidated subsidiaries, and the term “Las Vegas Sands Opco” refers to Las Vegas Sands, LLC, our operating subsidiary. Unless otherwise indicated, the “pro forma” information in this prospectus gives effect to the transactions described in “Unaudited Pro Forma Condensed Consolidated Financial Statement.” Some of the statements in this summary are forward-looking statements. For more information, please see “Disclosure Regarding Forward-Looking Statements.”
Our Company
Overview
       We own and operate The Venetian Resort Hotel Casino and The Sands Expo and Convention Center in Las Vegas, Nevada, and The Sands Macao Casino in Macao, China. We are also in the process of developing additional casino resorts and properties in Las Vegas and Macao, including The Palazzo Resort Hotel Casino, which will be adjacent to and connected with The Venetian Resort Hotel Casino, The Venetian Macao Resort Hotel Casino and other casino resort properties on the Cotai Striptm in Macao. We are seeking gaming licenses to develop gaming properties in Singapore, Pennsylvania and the United Kingdom. We are also exploring other gaming entertainment opportunities in Asia, Europe and the United States.
Our Las Vegas Properties
       The Venetian Resort Hotel Casino, which we refer to as The Venetian, is one of the most successful properties on Las Vegas Boulevard (known as the “Strip”) based on revenues during the year ended December 31, 2005, and is one of the largest and most luxurious casino resorts in the world. It is a Renaissance Venice-themed casino resort situated at one of the premier locations on the Strip, across from the Mirage and the Treasure Island Hotel and Casino and next to the Wynn Las Vegas Resort. Since its opening, The Venetian has been a “must-see” destination that provides visitors with first-class accommodations, gaming, entertainment, dining and meeting facilities and shopping at the first all-suites hotel on the Strip. The Venetian includes 4,027 suites and a gaming facility of approximately 116,000 square feet consisting of approximately 1,728 slot machines and 140 table games. The Venetian also includes The Congress Center, a meeting and conference facility which was recently expanded to approximately 1.1 million square feet. In addition, The Grand Canal Shops mall located within The Venetian and owned by a third party offers approximately 440,000 square feet of shopping, dining and entertainment space. The Venetian’s average occupancy rate (total occupied rooms divided by total available rooms) was 97.3% during 2005, and our average daily room rate was $225 during 2005.
       The Venetian is directly connected to The Sands Expo and Convention Center, which we refer to as The Sands Expo Center, an approximately 1.15 million square foot convention and trade show facility. Our combined Las Vegas facilities, including The Congress Center and The Sands Expo Center, have approximately 2.25 million gross square feet of meeting and convention space. Our ability to attract and accommodate trade show and convention business has been a key contributor to our success. Management believes that The Venetian and The Sands Expo Center together comprise one of the largest hotel and meeting complexes in the world. This complex benefits from its prime location in Las Vegas, which is one of the most visited convention and trade show destinations in the United States. During the year ended December 31, 2005, approximately 6.2 million visitors attended trade shows and conventions in Las Vegas, with approximately 660,000 of these visitors attending events at The Sands Expo Center. The demand for rooms generated by visitors at our convention and trade show facilities contributed to our mid-week occupancy rate (the occupancy rate from Sunday night through Thursday night only) of 96.1% during 2005, which compares favorably to the Las Vegas mid-week average occupancy rate of 86.6% during that period.
       In August 2004, we began construction of The Palazzo Resort Hotel Casino, which we refer to as The Palazzo, our second world-class luxury hotel, casino and resort in Las Vegas. The Palazzo will have a design and ambiance reminiscent of high-end locales such as Beverly Hills and Bel-Air. The Palazzo will consist of an all-suites 50-floor luxury hotel tower with approximately 3,025 suites, a gaming facility of approximately 105,000 square feet with approximately 1,700 slot machines and 100 table games, and an enclosed shopping, dining and entertainment complex of approximately 450,000 square feet which we refer to as the Phase II mall. We have contracted to sell the Phase II mall to a third party at its completion. The Palazzo is scheduled to open during the summer of 2007.
       The Las Vegas market has shown consistent growth over both the near and long terms in both visitation and expenditures and has one of the highest hotel occupancy rates of any major market in the United States. According to the Las Vegas Convention and Visitors Authority (the “LVCVA”), the number of visitors traveling to Las Vegas has increased at a steady and significant rate over the last 12 years, from 23.5 million visitors in 1993 to approximately 38.6 million visitors in 2005. According to the LVCVA, Las Vegas has been among the most popular travel destinations in the United States in recent years, with hotel occupancy rates among the highest of any major market in the country. To accommodate this popularity, Las Vegas has experienced a period of hotel development, with the number of hotel and motel rooms in Las Vegas increasing from 86,053 in 1993 to 133,186 in 2005 (a 3.7% compound annual growth rate), according to the LVCVA. The concentration of luxury and themed casino hotels and resorts is expected to continue encouraging visitor interest in Las Vegas as a trade show, convention and vacation destination and, as a result, increase overall demand for hotel rooms, gaming and entertainment. An increasing number of destination resorts are developing non-gaming entertainment to complement their gaming activities in order to draw additional visitors. According to the LVCVA, gaming revenues in Clark County (which includes the Las Vegas metropolitan area) have increased from approximately $5.4 billion in 1994 to approximately $9.7 billion in 2005 (a 5.5% compound annual growth rate) and non-gaming tourist revenues increased from $13.7 billion in 1994 to $25.0 billion in 2004 (a 6.2% compound annual growth rate).
Our Macao Properties
       Our subsidiary Venetian Macau S.A., or VML, holds a government-approved subconcession to operate casinos in Macao, a Special Administrative Region of the People’s Republic of China. VML owns and operates The Sands Macao Casino, which we refer to as The Sands Macao. The Sands Macao is the first Las Vegas-style casino in Macao. Macao is regarded as one of the largest and fastest growing gaming markets in the world and is the only location in China that has legalized casino gaming. Gaming revenue has grown from approximately $1.7 billion in 1999 to approximately $5.6 billion in 2005 as a result of regional economic prosperity, the implementation of more liberal socio-economic and tourism programs in China and the development and opening of additional gaming venues in Macao. In 2005, there were approximately 18.7 million visitors in Macao according to the Macao Statistics and Census Service. We believe that Macao will become a major vacation and convention destination in addition to its existing position as a major gaming destination.
       The Sands Macao is situated at one of the premier locations in Macao’s downtown gaming district, approximately 0.3 miles from the Macao-Hong Kong Ferry terminal, where approximately 6.5 million visitors entered Macao in 2005. Since its opening, The Sands Macao has been a “must-see” local destination that provides visitors with a unique Las Vegas-style experience including first-class gaming, entertainment and dining facilities.
       The Sands Macao opened in 2004 and initially consisted of approximately 145,000 gross square feet of gaming facilities. We have completed several expansions of The Sands Macao since its opening. The Sands Macao now offers approximately 172,000 square feet of gaming facilities, with approximately 440 table games and approximately 930 slot machines or similar electronic gaming devices, several restaurants, VIP facilities (which we call The Paiza Club, and which include private gaming rooms and 51 luxury suites ranging from approximately 800 to 17,000 square feet for the exclusive use of casino patrons), a theatre and other high-end amenities. We are currently expanding The Sands Macao gaming facilities so that The Sands Macao will have approximately 700 tables and 1,200 slot machines. The expansion is expected to open in August 2006.
       We began construction of The Venetian Macao Resort Hotel Casino, which we refer to as The Venetian Macao, in November 2004 on the Cotai Strip, an area of reclaimed land between the islands of Taipa and Coloane in Macao. The Cotai Strip is approximately 5 to 10 minutes by car from downtown Macao. The Venetian Macao will be a world-class casino complex with a Renaissance Venetian-style theme similar to that of The Venetian in Las Vegas. The Venetian Macao is expected to initially have approximately 4,000 slot machines and 750 table games. The Venetian Macao will also feature a 39-floor luxury hotel tower of approximately 3,000 suites, an enclosed retail, dining and entertainment complex of approximately 870,000 square feet, which is expected to include high-end and mid-level retailers and multiple signature restaurants, and a convention center and meeting room complex of approximately 1.2 million square feet. The Venetian Macao is scheduled to open in mid-2007.
       In connection with the development of The Venetian Macao, we are sponsoring a masterplan for the development of multiple properties on the Cotai Strip designed to meet the demand generated by the rapidly-growing Asian gaming market and attract destination and convention visitors to Macao for multi-day visits. We have submitted development plans to the Macao government for six casino-resort developments in addition to The Venetian Macao on an area of approximately 200 acres on the Cotai Strip. The developments are expected to include hotels, exhibition and conference facilities, casinos, showrooms, shopping malls, spas, world-class restaurants and entertainment facilities and other attractions, as well as common public areas. We plan to own and operate all of the casinos in these developments under our Macao gaming subconcession. The Venetian Macao will serve as the anchor property at the corner of entry to the Cotai Strip.
       We intend to develop the Cotai Strip developments as follows:

•	One of them is intended to be a Four Seasons hotel and casino which will be adjacent to The Venetian Macao and is expected to be a boutique hotel with 400 luxury hotel rooms, up to 600 Four Seasons-serviced vacation suites, distinctive dining experiences, full service spas and other amenities, a 25,000 square foot casino and a 190,000 square foot mall with upscale retail offerings. We will own the hotel and vacation suites. We have entered into an exclusive non-binding letter of intent and are currently negotiating definitive agreements under which Four Seasons Hotels Inc. will manage the hotel and vacation suites. The completion of The Venetian Macao and the Four Seasons is not dependent upon the Macao government’s overall approval of our Cotai Strip master development plan.

•	One of them is intended to include a two-hotel complex with 1,500 luxury and mid-sized hotel rooms, luxury vacation suites and a casino. We will own the entire development and we have entered into a management agreement with Shangri-La Hotels and Resorts to manage the hotels and vacation suites under its Shangri-La and Traders brands.

•	One of them is intended to include a two-hotel complex with luxury and mid-sized hotel rooms, luxury vacation suites and a casino. We will own the entire development and are negotiating with Starwood Hotel and Resorts to manage the hotels and vacation suites under its brands.

•	We expect to develop and own two other Cotai Strip developments, each of which is intended to include a two-hotel complex with luxury and mid-sized hotel rooms, luxury vacation suites and a casino. We will own the entire development and are in discussions with experienced and well-known hotel management companies to manage the hotel portions of these resorts for us under their brands.

•	We have signed a non-binding memorandum of agreement with an independent developer for another Cotai Strip development. We are currently negotiating definitive agreements pursuant to which we plan to partner with this developer to build a multi-hotel complex under several hotel brands.
       We do not yet have all the Macao government approvals that we will need in order to develop the Cotai Strip developments.
Other Development Projects
       Our operations in Las Vegas and Macao provide us with a platform for further growth of our domestic and international gaming operations.
       Following the Singapore government’s adoption of gaming legislation in 2005, we submitted a proposal to the Singapore government for a license to develop a large integrated resort, including a casino, in Singapore. There are currently three competing proposals for this resort/casino license. The Singapore government is expected to award this license in mid-2006.
       We have entered into a non-binding agreement with the Zhuhai Municipal People’s Government of the People’s Republic of China to work with it to create a master plan for, and develop, a leisure and convention destination resort on Hengqin Island, located approximately one mile from the Cotai Strip. We are actively preparing preliminary design concepts for presentation to the government. This development is subject to a number of conditions, including receiving further governmental approvals.
       On December 3, 2004, following the enactment of legislation legalizing slot machine gaming in Pennsylvania, we entered into a contribution agreement with Bethworks Now, LLC, the owner of an approximately 124 acre site located in Bethlehem, Pennsylvania. We have submitted a proposal to obtain one of two “at large” gaming licenses available in Pennsylvania. There are several competing proposals for these licenses. If a slot machine license under the new legislation is granted for the site, we intend to jointly own and develop the property for use as a casino complex including a hotel with meeting rooms and retail, restaurant, movie theater, office and other commercial spaces. The Bethlehem development is subject to a number of conditions, including obtaining the gaming license.
       We have also entered into agreements to develop and lease gaming and entertainment facilities with two prominent football clubs in the United Kingdom and are in discussions with several others to build entertainment and gaming facilities in major cities in the United Kingdom.

There are several competing proposals for the single “regional” casino license currently authorized by statute. Our agreements to develop and lease gaming and entertainment facilities are subject to a number of conditions, including passage of legislation to expand the number of authorized regional casinos and obtaining a gaming license.
       We are currently exploring the possibility of operating casino resorts in additional Asian jurisdictions, the United States and Europe.
Business Strategy and Competitive Strengths
       Our primary business objective is to become the leading worldwide operator of premium destination resorts with significant casino components and uniquely branded gaming entertainment properties in order to drive superior returns on invested capital, increase asset value and maximize value for our stockholders. We have developed distinct but interrelated strategies for our Las Vegas operations and our global expansion plan.
Las Vegas Strategy
       Our Las Vegas strategy is to create a unique, world-class, “must-see” destination resort complex that caters to premium clientele and effectively leverages our convention-driven business model. To implement this strategy, we intend to:

•	expand on our operation of uniquely-themed “must-see” destination resort facilities that are strategically located at the heart of the Strip;

•	drive recurring, predictable high hotel occupancy and casino use rates, especially during mid-week periods, through events held at our convention facilities which also generate significant non-hotel traffic during these periods;

•	capture superior hotel room rates through a differentiated all-suites offering of first-class services and high-end resort facilities. In 2005, The Venetian’s average daily room rate was approximately $225 compared to approximately $103 for Las Vegas during this period, according to the LVCVA;

•	target higher-budget customers who drive incremental revenues through a unique offering of exceptional hospitality, restaurant shopping and gaming facilities;

•	attract world-famous chefs, prestigious art institutions, premium retailers and first-class leisure facilities at our casino resort facilities and leverage the international recognition of these brands to promote our own Venetian and Palazzo brands;

•	develop Asian-focused offerings to meet the expectations of high-end Asian customers whom we expect will represent an increasing percentage of premium gaming customers as Asian gaming markets grow and our Macao operations expand; and

•	capture operating efficiencies through the development and management of three interconnected facilities, The Venetian, The Sands Expo Center and The Palazzo, which were designed to complement each other and form the largest integrated hotel and convention facility in the world.
Global Expansion Strategy
       Our global expansion strategy is to aggressively pursue development opportunities in gaming markets worldwide with attractive growth prospects. To implement this strategy, we intend to:

•	showcase our successful Las Vegas properties to position ourselves as a casino developer and operator of choice and win new development opportunities in jurisdictions that are turning to large-scale casino resorts projects as catalysts for economic expansion;

•	take full advantage of our “first mover” status in Macao to fine-tune the appeal of our offerings to the Asian mass-market and our marketing methods in support of further development in the region and to expand into our other core competencies, such as convention-driven hotels, leisure travel and retail offerings;

•	leverage Macao’s position as the only legalized gaming locale in China, its proximity to densely populated, wealthy and rapidly developing regions and its growth as a tourist destination for China’s burgeoning middle class;

•	position The Sands Macao as a day-trip mass-market product and The Venetian Macao and the Cotai Strip resorts as destination resorts that promote multi-day visits;

•	deliver the Las Vegas experience to the Asian marketplace to satisfy the largely untapped high demand for Las Vegas-style gaming facilities with high-end suites and premium amenities in the region;

•	develop retail offerings to tap into the expected growth of the retail market in Macao, which we believe will benefit from Macao’s status as a luxury-tax exempt region and the anticipated increase in the length of visits to Macao;

•	actively develop and sell non-core real estate assets, including vacation suites and retail malls, reducing our net invested capital and enhancing returns on our remaining core assets;

•	aggressively pursue development opportunities in other gaming markets with attractive growth prospects, including Singapore and the United Kingdom; and

•	extend our premium “Sands,” “Venetian,” “Palazzo” and “Paiza” brands worldwide and cross-market our Las Vegas offerings as international opportunities arise.
Competitive Risks
       As further described in “Risk Factors” beginning on page 14 of this prospectus, we operate in a highly competitive industry that is particularly sensitive to consumer spending, economic downturns, terrorist acts and outbreaks of infectious diseases. Various competitors on the Strip are expanding their facilities and demand may not keep up with these increases. Planned construction projects for The Palazzo, The Venetian Macao and other Cotai Strip developments are subject to substantial risks, including risks of delays or cost overruns and the risk that we may not be able to secure all the financing required to complete these projects. In addition, our international operations are subject to certain political and economic risks. We must complete certain projects in Macao by agreed-upon deadlines for which we need to obtain an extension or we may lose the right to operate The Sands Macao and our other Macao properties. Competition in Macao is intense and is expected to intensify as the other concessionaires and subconcessionaires open new properties and could intensify further if additional gaming concessions and subconcessions are granted by the Macao government.
Experienced Management Team
       Our senior management team has an average of approximately 30 years of experience in the hotel, gaming and convention industries. The team is significantly incentivized through its ownership in our company. We also have a large and experienced in-house development and construction staff which is responsible for overseeing our numerous construction projects.

Recent Developments
Macao Financing
       The Sands Macao expansion is expected to cost us approximately $99.0 million and is expected to open in August 2006. The Venetian Macao is expected to cost us approximately $2.3 billion (exclusive of land) and is expected to be completed in the summer of 2007. We have not yet finalized our estimate of the cost of the other Cotai Strip developments. VML is finalizing commitments for a $2.5 billion senior secured credit facility, which is expected to consist of a $1.2 billion funded term loan, a $700 million delayed draw term loan, a $100 million local currency term loan and a $500 million revolving credit facility. The proceeds of the senior secured credit facility will be used to partially fund The Sands Macao expansion and the design, development, construction and pre-opening costs for The Venetian Macao, the Four Seasons hotel and our other development projects on the Cotai Strip, and to pay related fees and expenses. The senior secured credit facility is expected to close in the first quarter of 2006 and will be subject to satisfactory documentation and other customary conditions.
Corporate and Ownership Structure
       Our principal executive office is located at 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Our telephone number at that address is (702) 414-1000. Our web site address is www.lasvegassands.com. The information on our web site is not part of this prospectus.
       Sheldon G. Adelson and trusts for the benefit of Mr. Adelson and/or his family members will beneficially own approximately 70.4% of our outstanding common stock after the consummation of this offering (excluding options and assuming the underwriters do not exercise their option to purchase an additional 8,250,000 shares of common stock). Accordingly, Mr. Adelson exercises significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders, such as the adoption of amendments to our articles of incorporation and the approval of a merger or sale of substantially all of our assets.
       Las Vegas Sands Opco’s subsidiary owns 90% of the capital stock and 100% of the economic interest in VML, the owner and operator of The Sands Macao and the developer of certain Cotai Strip projects. VML owns, directly or indirectly through its wholly-owned subsidiaries, 100% of the capital stock of Venetian Cotai S.A., the owner of The Venetian Macao and the Four Seasons hotel and the developer of certain other Cotai Strip projects. Under the requirements of applicable Macao law, two individuals own 10% and 0.005%, respectively, of the capital stock of VML. However, each of them has assigned all of his respective economic interest in the shares to Las Vegas Sands Opco’s subsidiary.
       Set forth on the following page is our ownership structure showing our stock ownership following the consummation of this offering, and our principal subsidiaries.

Directors, Senior Management and others
Sheldon G. Adelson and Family Trusts
Public Stockholders
3.8% common stock (direct ownership) (1)
70.4% common stock (direct ownership) (1)
25.8% common stock (1)
Las Vegas Sands Corp.
(Nevada)
100% interest (direct ownership)
Las Vegas Sands, LLC
("Las Vegas Sands Opco")
(casino operator of The Venetian, Las Vegas)
(Nevada)
100% capital stock (direct ownership)
100% interest (direct ownership)
Interface Group-Nevada, Inc.
(owner of The Sands Expo Center, Las Vegas)
(Nevada)
Venetian Casino Resort, LLC
(owner of The Venetian, Las Vegas)
(Nevada)
100% interest (indirect ownership)
Phase II Mall Subsidiary, LLC
(owner of the Phase II Mall, Las Vegas)
(Delaware)
Lido Casino Resort, LLC
(owner of The Palazzo, Las Vegas)
(Nevada)
100% economic interest (indirect ownership)
Venetian Macau S.A. ("VML")
(owner and operator of The Sands Macao and developer of certain Cotai Strip projects in Macao)
(Macao)
100% capital stock (direct and indirect ownership)
Venetian Cotai S.A.
(owner of The Venetian Macao and Four Seasons hotel and developer of certain Cotai Strip projects in Macao)
(Macao)

Summary of the Offer

Common stock offered by the selling stockholders	55,000,000 shares.

Common stock outstanding as of February 24, 2006	354,303,160 shares.

New York Stock Exchange symbol	“LVS.”

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders. All of the shares in the offering are being sold by trusts established for the benefit of our principal stockholder, who is also our chairman of the board and chief executive officer, and his family. See “Principal and Selling Stockholders.”

Dividends	We do not expect to pay cash dividends on our common stock in the foreseeable future. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, as well as economic and other conditions our board may deem relevant, including provisions in our subsidiaries’ debt instruments restricting their ability to distribute dividends to us.

Risk Factors	Investing in our common stock involves substantial risks. You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth or incorporated by reference in this prospectus before investing in our common stock.
       Unless we specifically state otherwise, the information in this prospectus:

•	assumes that the underwriters will not exercise the option to purchase an additional 8,250,000 shares of common stock granted to them by the selling stockholders; and

•	excludes from the number of shares of common stock outstanding 3,921,419 shares of common stock issuable upon the exercise of stock options outstanding as of February 24, 2006.

Summary Historical and Pro Forma Financial and Other Data
       The historical statement of operations and other financial data of Las Vegas Sands Corp. for the years ended December 31, 2003, 2004 and 2005 are derived from, and are qualified by reference to, our audited consolidated financial statements incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2005. The unaudited pro forma statement of operations data of Las Vegas Sands Corp. are derived from the unaudited condensed consolidated pro forma financial statement included in this prospectus and give effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Statement.” The other operating data for all periods presented have been derived from our internal records. The following information should be read in conjunction with our “Unaudited Pro Forma Condensed Consolidated Financial Statement” included in this prospectus and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our historical consolidated financial statements, the related notes and other financial information incorporated herein by reference.
Summary Historical and Pro Forma Financial and Other Data

				Pro Forma
				Year Ended
	Year Ended December 31,			December 31,

	2003	2004	2005	2005

	(Dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues
Casino	$272,804	$708,564	$1,250,090	$1,250,090
Rooms	251,397	312,003	323,560	323,560
Food and beverage	80,207	121,566	147,510	147,510
Retail and other	132,202	116,437	103,065	103,065

	736,610	1,258,570	1,824,225	1,824,225
Less — promotional allowances	(44,856)	(61,514)	(83,313)	(83,313)

Net revenues	691,754	1,197,056	1,740,912	1,740,912

Operating expenses
Casino	128,170	340,241	656,590	656,590
Rooms	64,819	77,249	82,058	82,058
Food and beverage	40,177	64,176	76,736	76,736
Retail and other	53,556	60,055	58,068	58,068
Provision for doubtful accounts	8,084	7,959	9,358	9,358
General and administrative	126,134	173,088	192,806	192,806
Corporate expense	10,176	126,356	38,297	38,297
Rental expense	10,128	12,033	14,841	14,841
Pre-opening expense	10,525	19,025	3,732	3,732
Development expense	—	14,901	22,238	22,238
Depreciation and amortization	53,859	69,432	95,296	95,296
Loss on disposal of assets	—	31,649	1,441	1,441
Gain on sale of The Grand Canal Shops mall	—	(417,576)	—	—

	505,628	578,588	1,251,461	1,251,461

Operating income	186,126	618,468	489,451	489,451
Interest income	2,125	7,740	33,111	32,227
Interest expense, net of amounts capitalized	(122,442)	(138,077)	(96,292)	(85,331)
Other income (expense)	825	(131)	(1,334)	(1,334)
Loss on early retirement of debt(1)	—	(6,553)	(137,000)	—

Income before income taxes	66,634	481,447	287,936	435,013
Benefit (provision) for income taxes	—	13,736	(4,250)	(53,222)

Net income	$66,634	$495,183	$283,686	$381,791

				Pro Forma
				Year Ended
	Year Ended December 31,			December 31,

	2003	2004	2005	2005

	(Dollars in thousands, except share and per share data)
Per Share Data:
Basic earnings per share(2)	$0.21	$1.52	$0.80	$1.08
Diluted earnings per share(2)	$0.20	$1.52	$0.80	$1.08
Dividends declared per share	$0.01	$0.44	$—	—
Weighted average shares outstanding (basic)(2)	324,658,394	326,486,740	354,161,165	354,161,165
Weighted average shares outstanding (diluted)(2)	325,190,459	326,848,911	354,526,604	354,526,604

As of December 31, 2005

(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$456,846
Restricted cash and cash equivalents	$642,860
Total assets	$3,879,739
Total debt	$1,633,226
Stockholders’ equity	$1,609,538

				Pro Forma
				Year Ended
	Year Ended December 31,			December 31,

	2003	2004	2005	2005

	(Dollars in thousands, except operating data)
Other Financial Data:
Net cash provided by operating activities	$137,116	$373,369	$589,916
Net cash used in investing activities	$(298,326)	$(51,650)	$(1,126,007)
Net cash provided by (used in) financing activities	$207,520	$820,386	$(302,718)
Capital expenditures	$279,948	$465,748	$860,621
EBITDA(3)	$240,810	$681,216	$446,413	$583,413
Other Las Vegas Properties Operating Data(4):
Occupancy(5)	96.0%	97.0%	97.3%
Average daily room rate(6)	$204	$220	$225
Revenue per available room(7)	$195	$213	$218
Average number of table games(8)	126	135	137
Table games drop per unit per day(9)	$17,969	$20,776	$23,713
Average number of slot machines(10)	1,995	2,001	1,728
Slot machine win per unit per day(11)	$165	$191	$188
Number of The Sands Expo Center visitors per day(12)	7,709	5,617	4,123
Number of show days at The Sands Expo Center(12)	116	143	160

Year Ended
December 31, 2005

(In thousands)
Sands Macao Property Data(13)
Net income	$296,391
EBITDA(14)	$324,828
Aggregate table games drop	$4,864,531

(1)	In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 145 (“SFAS 145”) “Rescission of FASB Statements Nos. 4, 44 and 64 and Amendment of FASB Statement No. 13.” SFAS 145 addresses the presentation for losses on early retirements of debt in the statement of operations to the extent they do not meet the requirements of Accounting Principles Board Opinion No. 30. We have adopted SFAS 145 and no longer present losses on early retirements of debt as an extraordinary item.

(2)	Earnings per share and shares outstanding for all periods presented retroactively reflect the impact of our 2004 pre-initial public offering stock split. The 2004 acquisition of Interface Group Holdings Inc. from our principal stockholder increased the number of shares of common stock outstanding to 326,188,348. Our 2004 initial public offering and stock option exercises increased the number of shares of common stock outstanding by 28,910,907 shares to 354,160,692.

(3)	EBITDA consists of net income before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. In particular, management utilizes EBITDA to compare the operating profitability of its casino operations with those of its competitors. We are also presenting EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDA as a supplemental performance measure to GAAP financial measures. When evaluating EBITDA, investors should consider, among other factors, (1) increasing or decreasing trends in EBITDA and (2) how EBITDA compares to levels of debt and interest expense. However, EBITDA should not be interpreted as an alternative to income from operations (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity) as determined in accordance with generally accepted accounting principles. We have significant uses of cash flow, including capital expenditures, interest payments and debt principal repayments, which are not reflected in EBITDA. Not all companies calculate EBITDA in the same manner. As a result, EBITDA as presented by us may not be comparable to similarly titled measures presented by other companies.
       The following is a reconciliation of net income to EBITDA (in thousands):

						Pro Forma
						Year Ended
	Year Ended December 31,					December 31,

	2003	2004		2005		2005

Net income	$66,634	$495,183	(a)	$283,686	(c)	$381,791
Interest income	(2,125)	(7,740)		(33,111)		(32,227)
Interest expense, net of amounts capitalized	122,442	138,077		96,292		85,331
Provision (benefit) for income taxes	—	(13,736)		4,250		53,222
Depreciation and amortization	53,859	69,432		95,296		95,296

EBITDA	$240,810	$681,216	(b)	$446,413		$583,413

(a)	Includes the impact of the $417.6 million gain on the sale of The Grand Canal Shops mall.

(b)	Includes in corporate expense the impact of incentive payments of $63.2 million related to arranging for the sale of the Phase II mall that were made to certain of our executives in July 2004 and a $49.2 million stock-based compensation charge in the third quarter of 2004. Included in loss on disposal of assets is a $30.6 million loss accrued in the third quarter of 2004. These charges did not occur again in the same magnitude during the year ended December 31, 2005 and are not expected to occur again in the same magnitude in the near future.

(c)	Includes the impact of the $137.0 million loss on early retirement of debt.

(4)	Operating data represents the average for the respective periods.

(5)	Occupancy represents the percentage of total occupied rooms to total available rooms. An occupied room is a rented room for one night. Available rooms represents the number of total rooms less off-the-market rooms and out-of-order rooms. On average, during 2004, 40 rooms per day (1,223 rooms per month) were off-the-market and 0 rooms per day (0 rooms per month) were out-of-order, and during 2005 28 rooms per day (866 rooms per month) were off-the-market and 0 rooms per day (1 room per month) were out-of-order. Total occupancy uses this formula for every day in a period cited while mid-week occupancy period uses the same formula described above for the period Sunday night through Thursday night for the total period cited.

(6)	Average daily room rate is total room revenue divided by total occupied rooms.

(7)	Revenue per available room is total room revenue divided by total available rooms.

(8)	Average number of table games represents the number of table games on the casino floor each day divided by the number of days.

(9)	Table games drop per unit per day represents the total table games drop divided by average number of tables divided by number of days. Table games drop represents the sum of markers issued (credit instruments) less markers repaid at the table by customers, plus cash deposited in the table drop box.

(10)	Average number of slot machines represents the number of slot machines on the casino floor each day divided by the number of days.

(11)	Slot machine win per unit per day represents the daily average of slot machine win divided by the number of slot machines in service. Win is the excess of the amount of money deposited by the player into the slot machine over the amount of money paid out of the slot machine to the player and is recorded by us as revenue.

(12)	This data is based on actual days during which a convention trade show or similar event is ongoing at The Sands Expo Center. This data excludes move-in and move-out days.

(13)	Reflects operations of The Sands Macao for the year ended December 31, 2005.

(14)	The following is a reconciliation of The Sands Macao net income to EBITDA for the year ended December 31, 2005 (in thousands):

Year Ended
December 31, 2005

Net income	$296,391
Interest income	(1,843)
Interest expense, net	4,745
Depreciation and amortization	25,535

EBITDA	$324,828

RISK FACTORS
       An investment in our common stock involves risks. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference in this prospectus, before buying shares of our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition, results of operations or cash flows. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you pay to buy our common stock. Some of the statements in “Risk Factors” are forward-looking statements. For more information about forward-looking statements, please see “Disclosure Regarding Forward-Looking Statements.”
Risks Related to Our Business
Our business is particularly sensitive to reductions in discretionary consumer spending as a result of downturns in the economy.
       Consumer demand for hotel casino resorts, trade shows and conventions and for the type of luxury amenities we offer is particularly sensitive to downturns in the economy. Changes in consumer preferences or discretionary consumer spending brought about by factors such as fears of war, future acts of terrorism, general economic conditions, disposable consumer income, fears of recession and changes in consumer confidence in the economy could reduce customer demand for the luxury products and leisure services we offer, thus imposing practical limits on pricing and harming our operations.
Our business is sensitive to the willingness of our customers to travel. Acts of terrorism and developments in the conflict in Iraq could cause severe disruptions in air travel that reduce the number of visitors to our facilities, resulting in a material adverse effect on our financial condition, results of operations or cash flows.
       We are dependent on the willingness of our customers to travel. A substantial number of our customers for The Venetian use air travel to come to Las Vegas. On September 11, 2001, acts of terrorism occurred in New York City, Pennsylvania and Washington, D.C. As a result of these terrorist acts, domestic and international travel was severely disrupted, which resulted in a decrease in customer visits to Las Vegas, including to The Venetian and The Sands Expo Center. In addition, developments in the conflict in Iraq could have a similar effect on domestic and international travel. Most of our customers travel to reach either The Venetian or The Sands Macao. Only a small amount of our business is generated by local residents. Management cannot predict the extent to which disruptions in air or other forms of travel as a result of any further terrorist act, outbreak of hostilities or escalation of war would adversely affect our financial condition, results of operations or cash flows.
An outbreak of highly infectious disease could adversely affect the number of visitors to our facilities and disrupt our operations, resulting in a material adverse effect on our financial condition, results of operations and cash flows.
       In 2003, Taiwan, China, Hong Kong, Singapore and certain other regions experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome (“SARS”). As a result of the outbreak, there was a decrease in travel to and from, and economic activity in, affected regions, including Macao. In addition, there have been recent fears concerning the spread of an “avian flu” in Asia. Potential future outbreaks of SARS, avian flu or other highly infectious diseases may adversely affect the number of visitors to The Sands Macao, The Venetian, The Sands Expo Center and other properties we are developing in Las Vegas or Macao and our business and prospects. Furthermore, an outbreak might disrupt our ability to adequately staff our business and could generally disrupt our operations. If any of our customers or employees is suspected of having contracted certain highly contagious diseases, we may be required to quarantine these customers or employees or the affected areas of our facilities and temporarily suspend part or all of our operations at affected facilities. Any new outbreak of such a highly infectious disease could have a material adverse effect on our financial condition, results of operations and cash flows.
There are significant risks associated with our planned construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned facilities.
       Our ongoing and future construction projects, such as The Palazzo and The Venetian Macao, entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events outside of our control or, in certain cases, our contractors’ control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and /or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize or prevent the construction or opening of such projects or otherwise affect the design and features of The Palazzo and The Venetian Macao or other projects.
       We have not entered into a fixed-price or guaranteed maximum price contract with a single construction manager or general contractor for the construction of The Palazzo or The Venetian Macao. As a result, we will rely heavily on our in-house development and construction team to manage construction costs and coordinate the work of the various trade contractors. The lack of any fixed-price contract with a construction manager or general contractor will put more of the risk of cost-overruns on us. If we are unable to manage costs or we are unable to raise additional capital required to complete The Palazzo or The Venetian Macao, we may not be able to open or complete these projects, which may have an adverse impact on our business and prospects for growth.
       The anticipated costs and completion dates for The Palazzo and The Venetian Macao are based on budgets, designs, development and construction documents and schedule estimates that we have prepared with the assistance of architects and that are subject to change as the design, development and construction documents are finalized and more actual construction work is performed. A failure to complete The Palazzo or The Venetian Macao on budget or on schedule may adversely affect our financial condition, results of operations or cash flows. See “— Risks Associated with Our International Operations — We are required to build and open The Venetian Macao and a convention center by December 2007. Unless we meet this deadline or obtain an extension, we may lose our right to continue to operate The Sands Macao or any other facilities developed under the subconcession.”
       We are finalizing commitments for a $2.5 billion facility for the partial financing of The Sands Macao expansion, The Venetian Macao and our other Cotai Strip developments, but we do not yet have any commitments for that financing. A significant portion of The Sands Macao’s cash flows will also be used to finance the construction of The Venetian Macao. If The Sands Macao’s cash flows are not sufficient, or if this contemplated credit facility is not obtained, additional equity or debt financings may be needed to finance the remainder of the construction of The Venetian Macao.
       In addition, this credit facility will not cover all of the costs of our other Cotai Strip developments. We have not yet finalized our plans for all our Cotai Strip developments or our estimate of the costs of all these developments. We expect that the construction of the other Cotai Strip developments will require significant additional debt and/or equity financings.

Therefore, we cannot assure you that we will obtain all the financing required for the construction and opening of The Sands Macao expansion, The Venetian Macao or our other Cotai Strip developments.
       In addition, the debt agreements into which Las Vegas Sands Opco and its subsidiaries have entered to fund the construction of The Palazzo contain significant conditions that must be satisfied in order for Las Vegas Sands Opco and its subsidiaries to be able to use the proceeds available under these facilities, including:

•	having sufficient funds available so that construction costs of The Palazzo are “in balance” for purposes of the debt instruments;

•	obtaining various consents and other agreements from third parties, including trade contractors; and

•	other customary conditions.
       The failure to obtain the necessary financing, or satisfy these funding conditions, could adversely affect our ability to construct The Palazzo, The Venetian Macao and our other planned Cotai Strip developments.
Because we are currently dependent upon three properties in two markets for all of our cash flow, we will be subject to greater risks than a gaming company with more operating properties or that operates in more markets.
       We currently do not have material assets or operations other than The Venetian, The Sands Expo Center and The Sands Macao. As a result, we will be entirely dependent upon these properties for all of our cash flow until we complete the development of other properties.
       Given that our operations are currently conducted at two properties in Las Vegas and one property in Macao and that a large portion of our planned future development is in Las Vegas and Macao, we will be subject to greater degrees of risk than a gaming company with more operating properties in more markets. The risks to which we will have a greater degree of exposure include the following:

•	local economic and competitive conditions;

•	inaccessibility due to inclement weather, road construction or closure of primary access routes;

•	decline in air passenger traffic due to higher ticket costs or fears concerning air travel;

•	changes in local and state governmental laws and regulations, including gaming laws and regulations;

•	natural and other disasters, including the risk of typhoons in the South China region or outbreaks of infectious diseases;

•	an increase in the cost of electrical power for The Venetian and The Sands Expo Center as a result of, among other things, power shortages in California or other western states with which Nevada shares a single regional power grid; and

•	a decline in the number of visitors to Las Vegas or Macao.
Our substantial debt could impair our financial condition.
       We are highly leveraged and have substantial debt service obligations. As of December 31, 2005, on a pro forma basis assuming all of the $250.0 million Phase II mall construction loan had been fully drawn, we would have had approximately $1.85 billion of indebtedness outstanding. In addition, as of December 31, 2005, we had approximately $369.0 million of available borrowings under the $450.0 million revolving credit facility of Las Vegas Sands Opco’s amended and restated senior secured credit facility. We expect to incur $2.5 billion of additional debt under a new credit facility for the partial funding of The Sands Macao expansion and the construction of The Venetian Macao and our other Cotai Strip developments. Because a portion of The Sands Macao’s cash flows is also expected to be used to finance the construction of The Venetian Macao, we may need to incur additional debt to finance The Venetian Macao if The Sands Macao’s cash flows are not sufficient. In addition, we also expect that our other Cotai Strip developments will be financed in large part by additional debt. See “— There are significant risks associated with our planned construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned facilities.”
       This substantial indebtedness could have important consequences to us. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available for our operations;

•	limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt is and will continue to be at variable rates of interest.
The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take certain actions.
       Our and our subsidiaries’ current debt instruments contain, and any future debt instruments, including the debt instruments for the financing of The Venetian Macao and our other Cotai Strip developments, likely will contain, a number of restrictive covenants that impose significant operating and financial restrictions on us or our subsidiaries.
       Las Vegas Sands Opco’s amended and restated senior secured credit facility includes, and the proposed new credit facility for the construction of The Venetian Macao is expected to include, covenants restricting, among other things, the ability of Las Vegas Sands Opco or VML, respectively, to:

•	incur additional debt, including guarantees or credit support;

•	incur liens securing indebtedness;

•	dispose of assets;

•	make certain acquisitions;

•	pay dividends or make distributions and make other restricted payments, such as purchasing equity interests, repurchasing junior indebtedness or making investments in third parties;

•	enter into sale and leaseback transactions;

•	engage in any new businesses;

•	issue preferred stock; and

•	enter into transactions with our stockholders and our affiliates.
       Las Vegas Sands Opco’s amended and restated senior secured credit facility also includes financial covenants, including requirements that Las Vegas Sands Opco satisfy:

•	a minimum consolidated net worth test;

•	a maximum consolidated capital expenditure test;

•	a minimum consolidated interest coverage ratio; and

•	a maximum consolidated leverage ratio.
       VML’s proposed new credit facility for the construction of The Venetian Macao is also expected to include financial covenants, including requirements that VML satisfy:

•	a minimum consolidated EBITDA test for a period of time, and from and after certain construction and operational thresholds are met, a minimum consolidated interest coverage ratio test and a maximum consolidated leverage ratio test; and

•	a maximum consolidated capital expenditure test.
       The indenture governing our $250.0 million in aggregate principal amount of 6.375% senior notes also restricts, among other things, our ability to incur liens and enter into certain sale and lease-back transactions.
       Our future debt or other contracts could contain financial or other covenants more restrictive than those applicable under the above instruments.
Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.
       Although we have all-risk property insurance for The Venetian, The Sands Expo Center and The Sands Macao covering damage caused by a casualty loss (such as fire and natural disasters), each such policy has certain exclusions. In addition, our property insurance coverage for The Venetian and The Sands Expo Center is in an amount that is significantly less than the expected replacement cost of rebuilding the complex if there was a total loss. Our level of insurance coverage for The Venetian and The Sands Expo Center may not be adequate to cover all losses in the event of a major casualty. In addition, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of room reservations or conventions due to fear of terrorism, deterioration or corrosion, insect or animal damage and pollution, might not be covered at all under our policies. Therefore, certain acts could expose us to heavy, uninsured losses.
       We also have builder’s risk insurance for The Palazzo and The Venetian Macao that provides coverage during their construction for damage caused by a casualty loss (such as fire and natural disasters). In general, our builder’s risk coverage is subject to the same exclusions, risks and deficiencies as those described above for our all-risk property coverage. Our level of builder’s risk insurance coverage for The Palazzo and The Venetian Macao may not be adequate to cover all losses in the event of a major casualty. In addition, delays occasioned by major casualty events may adversely affect our ability to meet the deadlines imposed by the Macao government to complete The Venetian Macao and the convention center we are building in Macao. We are not insured against this risk.

       In addition, although we currently have insurance coverage for occurrences of terrorist acts with respect to The Venetian, The Sands Expo Center and The Sands Macao and for certain losses that could result from these acts, our terrorism coverage is subject to the same risks and deficiencies as those described above for our all-risk property coverage. The lack of sufficient insurance for these types of acts could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks or otherwise, which could have a significant negative impact on our operations.
       In addition to the damage caused to our property by a casualty loss (such as fire, natural disasters, acts of war or terrorism), we may suffer business disruption as a result of these events or be subject to claims by third parties injured or harmed. While we carry business interruption insurance and general liability insurance, this insurance may not be adequate to cover all losses in such event.
       We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, it is possible that the situation in Iraq, homeland security concerns, other catastrophic events or any change in government legislation governing insurance coverage for acts of terrorism could materially adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause us to elect to reduce our policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future we may elect to not, or may not be able to, obtain any coverage for losses due to acts of terrorism.
       Our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements. See “— Risks Associated with Our International Operations — The Macao government can terminate our subconcession under certain circumstances without compensation to us, which would have a material adverse effect on our financial condition, results of operations or cash flows.”
We depend on the continued services of key managers and employees. If we do not retain our key personnel or attract and retain other highly skilled employees, our business will suffer.
       Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including Mr. Adelson. Mr. Adelson, William P. Weidner, Bradley H. Stone, Robert G. Goldstein, Scott D. Henry and Bradley K. Serwin have each entered into employment agreements. However, we cannot assure you that any of these individuals will remain with us. We currently do not have a life insurance policy on any of the members of the senior management team. The death or loss of the services of any of our senior managers or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.
We are controlled by a principal stockholder whose interest in our business may be different than yours.
       Mr. Adelson and trusts for the benefit of Mr. Adelson and/or his family members will beneficially own approximately 70.4% of our outstanding common stock following the completion of this offering (excluding options and assuming the underwriters do not exercise their option to purchase an additional 8,250,000 shares of common stock). Accordingly, Mr. Adelson exercises significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders, including the adoption of amendments to our articles of incorporation and the approval of a merger or sale of substantially all of our assets. The concentration of ownership may also delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of Mr. Adelson. Because Mr. Adelson and trusts for the benefit of Mr. Adelson and/or his family members own more than 50% of the voting power of our company, we are considered a controlled company under the New York Stock Exchange (the “NYSE”) listing standards. As such, the NYSE corporate governance requirements that our board of directors and our compensation committee be independent do not apply to us. As a result, the ability of our independent directors to influence our business policies and affairs may be reduced. The interests of Mr. Adelson may conflict with your interests. For additional information regarding the share ownership of, and our relationship with, Mr. Adelson, you should read the information under the headings “Principal and Selling Stockholders” in this prospectus and the information under the heading “Certain Relationships and Related Party Transactions” in our Annual Report on Form 10-K incorporated herein by reference.
We are a parent company and our primary source of cash is and will be distributions from our subsidiaries.
       We are a parent company with limited business operations of our own. Our main asset is the capital stock of our subsidiaries. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends or distributions in the future. Our subsidiaries’ payments to us will be contingent upon their earnings and upon other business considerations. In addition, our subsidiaries’ debt instruments and other agreements, including Las Vegas Sands Opco’s amended and restated senior secured credit facility, limit or prohibit certain payments of dividends or other distributions to us. We expect that the debt instruments for the financing of The Venetian Macao and our other Cotai Strip developments will contain similar restrictions.
We are currently in the development stage of several projects that are subject to a variety of contingencies that may ultimately prevent the realization of such plans.
       We have several new projects in development, including building and operating six casino resort developments on the Cotai Strip in addition to The Venetian Macao. These projects are subject to a number of contingencies. For example, we cannot assure you that the Macao government will approve our master plan for the development of those Cotai properties or that we will raise all the financing required for the completion of these projects. See “— There are significant risks associated with our planned construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned facilities.” In addition, although we expect that several of the hotel properties will be managed or developed by third parties, we cannot assure you that we will reach satisfactory agreements with third parties to manage or develop these properties.
       We are also exploring opportunities for casino gaming operations in certain other domestic and foreign jurisdictions, such as Singapore, the United Kingdom and Pennsylvania (where we are participating in a joint venture to develop a gaming and retail complex in Bethlehem, Pennsylvania). We are also exploring the development of a leisure and convention destination resort on Hengqin Island in China. In a number of jurisdictions, such as the United Kingdom, Singapore and Pennsylvania, current laws do not permit unlimited licenses for casino gaming of the type we propose to develop and we are competing for a limited number of available licenses. These projects are subject to a number of contingencies, including, but not limited to, adverse developments in applicable legislation, our ability to procure necessary governmental licenses and/or approvals, our ability to reach satisfactory, final agreements with necessary third parties or meet the conditions provided for thereunder, and our ability to raise sufficient financing to fund such projects. In addition, luxury casino resort projects require substantial amounts of capital.

       As a result, our various plans for the development of our operations may not ultimately be realized as currently planned, or at all. Even if we are successful in launching any of these ventures, we cannot assure you that any of these projects would be successful, or that their operations would not have a material adverse effect on our financial position, results of operations or cash flows.
Risks Associated with Our Las Vegas Operations
We face significant competition in Las Vegas which could materially adversely affect our financial condition, results of operations or cash flows. Some of our competitors have substantially greater resources and access to capital than we have and several of them are expanding or renovating their facilities. In addition, any significant downturn in the trade show and convention business would significantly and adversely affect our mid-week occupancy rates and business.
       The hotel, resort and casino business in Las Vegas is highly competitive. The Venetian competes with a large number of major hotel-casinos and a number of smaller casinos located on and near the Strip and in and near Las Vegas. Competitors of The Venetian include major resorts on the Strip, such as the Wynn Las Vegas Resort, the Bellagio, the Mandalay Bay Resort & Casino and Paris Las Vegas. We also compete, to some extent, with other hotel-casino facilities in Nevada and in Atlantic City, as well as hotel-casinos and other resort facilities and vacation destinations elsewhere in the United States and around the world. Many of our competitors are subsidiaries or divisions of large public companies and may have greater financial and other resources than we have. In particular, the recent merger of Mandalay Resort Group with MGM Mirage and the recent acquisition of Caesar’s Entertainment Inc. by Harrah’s Entertainment created the world’s two largest gaming companies.
       According to the LVCVA, there were approximately 133,186 hotel and motel rooms in Las Vegas as of December 31, 2005. Various competitors on the Strip are expanding and renovating their existing facilities. For example, Wynn Resorts Limited has recently announced plans to add a second hotel tower at the Wynn Las Vegas Resort which is expected to include approximately 2,000 rooms, consisting of approximately 150 suites and approximately 1,850 guest rooms and additional casino, retail and convention space that is expected to open in the second half of 2008. In addition, a renovation and rebranding of the approximately 2,600-room Aladdin is expected to be completed in October 2006. MGM Mirage has also recently announced plans to develop and build a multi-billion dollar urban complex known as Project CityCenter consisting of hotels and condominium towers and casino and retail, dining and entertainment venues. The first phase of Project CityCenter is expected to open in 2009. Boyd Gaming Corporation also recently announced plans to develop Echelon Place, a four hotel complex occupying 63 acres on the Strip and containing 5,300 guest rooms and suites. The development is scheduled to open in 2010. A newly formed company, Fontainebleau Resorts, also plans to build a 4,000-room hotel and casino on the north end of the Strip. This project is expected to open in 2008. If demand for hotel rooms does not keep up with the increase in the number of hotel rooms, competitive pressures may cause reductions in average room rates.
       We also compete with legalized gaming from casinos located on Native American tribal lands. Native American tribes in California are permitted to operate casinos with video gaming machines, black jack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California and has announced the execution of a number of new compacts with no limits on the number of gaming machines (which had been limited under the prior compacts). The federal government has approved numerous compacts in California and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California and other areas located near The Venetian could have an adverse effect on our results of operations.

       In addition, certain states have legalized, and others may legalize, casino gaming in specific areas, including metropolitan areas from which we traditionally attract customers, such as New York, Los Angeles, San Francisco and Boston. In October 2001, the New York legislature approved a bill for expanded casino gaming on Native American reservations and video lottery terminals at certain race tracks. In 2003 and 2004, Maine and Pennsylvania, respectively, approved legislation legalizing slot machines or similar electronic gaming devices at certain locations, although such legislation has not been implemented yet. A number of states have permitted or are considering permitting gaming at “racinos” on Native American reservations and through expansion of state lotteries. The current global trend toward liberalization of gaming restrictions and resulting proliferation of gaming venues could result in a decrease in the number of visitors to our Las Vegas facilities by attracting customers close to home and away from Las Vegas, which could adversely affect our financial condition, results of operations or cash flows.
       As a result of the large number of trade shows and conventions held in Las Vegas, The Sands Expo Center and The Congress Center provide recurring demand for mid-week room nights for business travelers who attend these events. The attendance level at the trade shows and conventions that we host contributes to our higher-than-average mid-week occupancy rates. The Sands Expo Center and The Congress Center presently compete with other large convention centers, including convention centers in Las Vegas and other cities. Competition will be increasing for The Congress Center and The Sands Expo Center as a result of planned additional convention and meeting facilities, as well as the enhancement or expansion of existing convention and meeting facilities, in Las Vegas. With the expansion of their facilities, the Las Vegas Convention Center, which we refer to as LVCC, an approximately 3.2 million square foot convention and exhibition space facility, and the Mandalay Bay Convention Center, an approximately 1.8 million square foot convention center, will continue to be major competitors of The Sands Expo Center and will be able to solely host many large trade shows which had previously split space between the LVCC and The Sands Expo Center. In February 2006, the LVCVA approved an approximately $737 million project to expand and upgrade the LVCC, which is expected to be completed in 2010. In addition, Boyd Gaming Corporation’s Echelon Place, is expected to include approximately 1.0 million square feet of convention and meeting space when it opens in 2010. Moreover, management anticipates increased competition from the MGM Grand Hotel and Casino and the Mirage, which have significant conference and meeting facilities. Also, cities such as Boston, Orlando and Pittsburgh are in the process of developing, or have announced plans to develop, convention centers and other meeting, trade and exhibition facilities that may materially adversely affect us. To the extent that these competitors are able to capture a substantially larger portion of the trade show and convention business, there could be a material adverse impact on our financial position, results of operations or cash flows.
The loss of our gaming license or our failure to comply with the extensive regulations that govern our operations could have an adverse effect on our financial condition, results of operations or cash flows.
       Our gaming operations and the ownership of our securities are subject to extensive regulation by the Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming Licensing Board. These gaming authorities have broad authority with respect to licensing and registration of our business entities and individuals investing in or otherwise involved with us.
       Although we currently are registered with, and Las Vegas Sands Opco and Venetian Casino Resort LLC currently hold gaming licenses issued by, the Nevada gaming authorities, these authorities may, among other things, revoke the gaming license of any corporate entity or the registration of a registered corporation or any entity registered as a holding company of a corporate licensee for violations of gaming regulations.
       In addition, the Nevada gaming authorities may, under certain conditions, revoke the license or finding of suitability of any officer, director, controlling person, stockholder, noteholder or key employee of a licensed or registered entity. If our gaming licenses were revoked for any reason, the Nevada gaming authorities could require the closing of the casino, which would have a material adverse effect on our business. In addition, compliance costs associated with gaming laws, regulations or licenses are significant. Any change in the laws, regulations or licenses applicable to our business or gaming licenses could require us to make substantial expenditures or could otherwise have a material adverse effect on our financial condition, results of operations or cash flows.
       The Nevada State Gaming Control Board investigates or reviews the records of gaming companies for compliance with gaming regulations as part of its regular oversight functions.
       For a more complete description of the gaming regulatory requirements affecting our business, see “Business — Regulation and Licensing” in our Annual Report on Form 10-K incorporated herein by reference.
Certain beneficial owners of our voting securities may be required to file an application with, and be investigated by, the Nevada gaming authorities, and the Nevada Gaming Commission may restrict the ability of a beneficial owner to receive any benefit from our voting securities and may require the disposition of shares of our voting securities, if a beneficial owner is found to be unsuitable.
       Any person who acquires beneficial ownership of more than 10% of our voting securities will be required to apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada State Gaming Control Board mails a written notice requiring the filing. Under certain circumstances, an “institutional investor” as defined under the regulations of the Nevada Gaming Commission, which acquires beneficial ownership of more than 10% but not more than 15% of our voting securities, may apply to the Nevada Gaming Commission for a waiver of such finding of suitability requirement if the institutional investor holds our voting securities only for investment purposes. In addition, any beneficial owner of our voting securities, regardless of the number of shares beneficially owned, may be required at the discretion of the Nevada Gaming Commission to file an application for a finding of suitability as such. In either case, a finding of suitability is comparable to licensing and the applicant must pay all costs of investigation incurred by the Nevada gaming authorities in conducting the investigation.
       Any person who fails or refuses to apply for a finding of suitability as a beneficial owner of our voting securities within 30 days after being ordered to do so by the Nevada gaming authorities may be found unsuitable. Any stockholder found unsuitable by the Nevada Gaming Commission to be a beneficial owner of our voting securities and who continues to hold, directly or indirectly, beneficial ownership of our voting securities beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a beneficial owner of our voting securities or to have any other relationship with us or a licensed subsidiary, we, or any of the licensed subsidiaries:

•	pay that person any dividend or interest upon our voting securities;

•	allow that person to exercise, directly or indirectly, any voting right conferred through our voting securities held by that person;

•	pay that person any remuneration in any form for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require that person to relinquish our voting securities for cash at fair market value.

       For a more complete description of the Nevada gaming regulatory requirements applicable to beneficial owners of our voting securities, see “Business — Regulation and Licensing — State of Nevada” in our Annual Report on Form 10-K incorporated herein by reference.
The construction and operation of The Palazzo could have an adverse effect on The Venetian.
       We have commenced construction on The Palazzo, which will consist of a hotel, casino, restaurant, dining and entertainment complex, and meeting and conference center space on an approximately 14 acre site adjacent to The Venetian. Although we intend to construct The Palazzo with minimal impact on The Venetian, we cannot guarantee that the construction will not disrupt the operations of The Venetian or that it will be implemented as planned. Therefore, the construction of The Palazzo may adversely impact the businesses, operations and revenues of The Venetian. We also cannot assure you that The Palazzo will be as financially successful as The Venetian. If demand for the additional hotel rooms at The Palazzo is not strong, the lack of demand may adversely affect the occupancy rates and room rates realized by us. In addition, because the business concept for The Palazzo is very similar to that of The Venetian, there may not be enough demand to fill the combined hotel room capacity of The Palazzo and The Venetian.
Our failure to substantially complete construction of the Phase II mall by an agreed-upon deadline will result in our having to pay substantial liquidated damages and cause an event of default under our debt instruments.
       Under our agreement with General Growth Properties (“GGP”), we have agreed to substantially complete construction of the Phase II mall before the earlier of 36 months after the date on which sufficient permits are received to begin construction of the Phase II mall and March 1, 2008. These dates may be extended due to force majeure or certain other delays. In the event that we do not substantially complete construction of the Phase II mall on or before the earlier of these two dates (as these dates may be extended as described in the preceding sentence), we must pay liquidated damages of $5,000 per day, for up to six months, until substantial completion (increasing to $10,000 per day, for up to the next six months, if substantial completion does not occur by the end of six months after the completion deadline). If substantial completion has not occurred on or before one year after the deadline, we will be required to pay total liquidated damages in the amount of $100.0 million. In addition, failure to substantially complete construction of the Phase II mall by the agreed-upon deadline would constitute an event of default under Las Vegas Sands Opco’s amended and restated senior secured credit facility and related disbursement agreement.
If we are unable to maintain an acceptable working relationship with GGP and/or if GGP breaches any of its material agreements with us, there could be a material adverse effect on our financial condition, results of operations or cash flows.
       We have entered into agreements with GGP under which, among other things:

•	GGP has agreed to purchase the Phase II mall from us;

•	GGP has agreed to operate The Grand Canal Shops mall subject to, and in accordance with, the cooperation agreement;

•	leases for the Phase II mall, a joint opening date of the Phase II mall and The Palazzo and certain aspects of the design of the Phase II mall must be jointly approved by us and GGP; and

•	we lease from GGP certain office space and space located within The Grand Canal Shops mall, in which we built the Blue Man Group theater (which opened in October 2005) and in which the canal and the gondola retail store are located.

       Each of the above-described agreements with GGP could be adversely affected, in ways that could have a material adverse effect on our financial condition, results of operations or cash flows, if we do not maintain an acceptable working relationship with GGP. For example:

•	if we are unable to agree with GGP on leases for the Phase II mall, the purchase price we will ultimately be paid for the Phase II mall could be substantially reduced, and there would, at least for a certain period of time, be an empty or partially empty mall within The Palazzo;

•	the success of the opening of The Palazzo may be adversely affected if there is not an agreed-upon joint opening date for The Palazzo and the Phase II mall;

•	completion of the construction of the Phase II mall would be delayed during any period of time that we are not in agreement with GGP as to certain design elements of the Phase II mall; and

•	the cooperation agreement that will govern the relationship between the Phase II mall and The Palazzo requires that the owners cooperate in various ways and take various joint actions, which will be more difficult to accomplish, especially in a cost-effective manner, if the parties do not have an acceptable working relationship.
       There could be similar material adverse consequences to us if GGP breaches any of its agreements to us, such as its agreement to purchase the Phase II mall from us, its agreement under the cooperation agreement to operate The Grand Canal Shops mall consistent with the standards of first-class restaurant and retail complexes and the overall Venetian theme, and its various obligations as our landlord under the leases described above. Although the various agreements with GGP do provide us with various remedies in the event of any breaches by GGP and also include various dispute-resolution procedures and mechanisms, these remedies, procedures and mechanisms may be inadequate to prevent a material adverse effect on our operations and financial condition if breaches by GGP occur or if we do not maintain an acceptable working relationship with GGP.
We extend credit to a large portion of our customers, and we may not be able to collect gaming receivables from our credit players.
       We conduct our gaming activities on a credit basis as well as a cash basis. This credit is unsecured. Table games players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than patrons who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a positive or negative impact on cash flow and earnings in a particular quarter.
       At The Venetian, credit play is significant while at The Sands Macao table games play is primarily cash play. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. For the year ended December 31, 2005, our table games drop at The Venetian was approximately 60.9% from credit-based guest wagering. The default rate on credit extended to our table gaming customers at The Venetian was approximately 0.43% of the total amount of credit for the three years ended December 31, 2005. In the past, individual gaming receivables have ranged as high as $10.0 million for a single player. These large receivables could have a significant impact on our operating results if deemed uncollectible.
       While gaming debts evidenced by a credit instrument, including what is commonly referred to as a “marker,” and judgments on gaming debts are enforceable under the current laws of Nevada, and Nevada judgments on gaming debts are enforceable in all states under the Full Faith and Credit Clause of the U.S. Constitution, other jurisdictions may determine that enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the United States of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from U.S. courts are not binding on the courts of many foreign nations.
Risks Associated with Our International Operations
Conducting business in Macao has certain political and economic risks which may affect the financial condition, results of operations or cash flows of our Asian operations.
       We currently own and operate a casino in Macao and are developing and plan to operate one or more hotels, additional casinos and convention centers in Macao, including The Venetian Macao. Accordingly, our business development plans, financial condition, results of operations or cash flows may be materially and adversely affected by significant political, social and economic developments in Macao and throughout the rest of China and by changes in policies of the government or changes in laws and regulations or the interpretations thereof. Our operations in Macao are also exposed to the risk of changes in laws and policies that govern operations of Macao-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, the percentage of our gross gaming revenues that we must contribute annually to the Macao authorities is subject to change in 2010. These changes may have a material adverse effect on our financial condition, results of operations or cash flows.
       As we expect a significant number of consumers to come to The Sands Macao and The Venetian Macao from China, general economic conditions and policies in China could have a significant impact on our financial prospects. Any slowdown in economic growth or reversal of China’s current policies of liberalizing restrictions on travel and currency movements could adversely impact the number of visitors from China to our Macao properties as well as the amounts they are willing to spend in the casino.
       Current Macao laws and regulations concerning gaming and gaming concessions are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are in compliance in all material respects with all applicable laws and regulations of Macao. However, these laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.
       In addition, our activities in Macao are subject to administrative review and approval by various agencies of the Macao government. We cannot assure you that we will be able to obtain all necessary approvals, which may materially affect our long-term business strategy and operations. Macao law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming issues.
We are required to build and open The Venetian Macao and a convention center by December 2007. Unless we meet this deadline or obtain an extension, we may lose our right to continue to operate The Sands Macao or any other facilities developed under the subconcession.
       Under our subconcession agreement, we are obligated to develop and open The Venetian Macao and a convention center by December 2007. Construction of The Venetian Macao is subject to significant development and construction risks, including construction, equipment and staffing problems or delays and difficulties in obtaining required materials, licenses, permits and authorizations from governmental regulatory authorities, not all of which have been obtained. Construction projects are subject to cost overruns and delays caused by events not within our control or, in certain cases, our contractors’ control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. We currently have no commitment for the financing of The Venetian Macao or our other Cotai Strip developments. In addition, our ability to incur additional debt or to make investments in the entity constructing The Venetian Macao is limited under the terms of the debt instruments of Las Vegas Sands Opco and may prevent us from fulfilling our construction obligations. See “— Risks Related to Our Business — The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take some actions” and “— Risks Related to Our Business — There are significant risks associated with our planned construction projects, which could adversely affect our financial condition, results of operations or cash flows from these planned facilities.” We are currently scheduled to open The Venetian Macao in mid-2007. We have recently received an extension of the original completion deadline from the Macao authorities. Although we believe that we will be able to complete these projects by the December 2007 deadline or obtain another extension of the deadline, if we fail to do so, the Macao government has the right, after consultation with our concessionaire, Galaxy Casino Company Limited, or Galaxy, to unilaterally terminate our subconcession to operate The Sands Macao or any of our other casino operations in Macao, without compensation to us. The loss of our subconcession would prohibit us from conducting gaming operations in Macao, which could have a material adverse effect on our results of operations and financial condition.
We are constructing The Venetian Macao on land for which we have not yet been granted a concession. If we do not obtain a land concession, we could forfeit all or a part of our investment in the site and construction of The Venetian Macao and would not be able to open and operate that facility as planned.
       Land concessions in Macao generally have terms of 25 years, with automatic extensions of 10 years thereafter and there are common formulas generally used to determine the cost of these land concessions. We have not yet obtained a land concession from the Macao government for the site of The Venetian Macao (which we are currently constructing) and the Four Season hotel. We are currently in the process of negotiating with the Macao government to obtain the land concession. We believe that the delay in obtaining this land concession is due to the fact that we have not yet submitted to the Macao government complete detailed plans for the development of all portions of this site. Although there can be no certainty, we expect to finalize our negotiations with the government and obtain a land concession for the site of The Venetian Macao and the Four Seasons soon after we finalize and submit to the Macao government our development plans for the entire site.
       If we do not obtain a land concession for the site of The Venetian Macao and the Four Seasons hotel, we will not be able to open and operate these projects. We have made significant investments in building the site for, and in constructing, The Venetian Macao and could lose all or a substantial part of this investment if we do not obtain a land concession. We also cannot assure you that we will obtain a land concession on favorable economic terms or at all.
The Macao government can terminate our subconcession under certain circumstances without compensation to us, which would have a material adverse effect on our financial condition, results of operations or cash flows.
       The Macao government has the right, after consultation with Galaxy, to unilaterally terminate our subconcession in the event of serious non-compliance by VML with its basic obligations under the subconcession and applicable Macao laws. The following reasons for termination are included in the subconcession:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•	suspension of operations of our gaming business in Macao without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•	unauthorized transfer of all or part of our gaming operations in Macao;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macao government;

•	failure to resume operations following the temporary assumption of operations by the Macao government;

•	repeated failure to comply with decisions of the Macao government;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of VML;

•	fraudulent activity by VML;

•	serious and repeated violation by VML of the applicable rules for carrying out casino games of chance or games of other forms or the operation of casino games of chance or games of other forms;

•	the grant to any other person of any managing power over VML; or

•	failure by a controlling shareholder in VML to dispose of its interest in VML following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder can no longer own shares in VML.
       These events could lead to the termination of our subconcession without compensation to us regardless of whether they occurred with respect to us or with respect to our affiliates who will operate our Macao properties. Upon such termination, all of our casino gaming operations and related equipment in Macao would be automatically transferred to the Macao government without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession agreement does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macao government to give us an opportunity to remedy any such default. In addition, the subconcession agreement contains various general covenants and obligations and other provisions, the determination as to compliance with which is subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macao government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macao government to ensure that we are performing our obligations under the subconcession in a manner that would avoid a default thereunder.
       Our subconcession also allows the Macao government to request various changes in the plans and specifications of our Macao properties and to make various other decisions and determinations that may be binding on us. For example, the Macao government has the right to require that we contribute additional capital to our Macao subsidiaries or that we provide certain deposits or other guarantees of performance in any amount determined by the Macao government to be necessary. VML is limited in its ability to raise additional capital by the need to first obtain the approval of the Macao gaming and governmental authorities before raising certain debt or equity. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macao government or with the other requirements and obligations imposed by our subconcession.

       Furthermore, pursuant to the subconcession agreement, we are obligated to comply not only with the terms of that agreement, but also with laws and regulations that the Macao government might promulgate in the future. We cannot assure you that we will be able to comply with any such order or that any such order would not adversely affect our ability to construct or operate our Macao properties. If any disagreement arises between us and the Macao government regarding the interpretation of, or our compliance with, a provision of the subconcession agreement, we will be relying on the consultation process with the applicable Macao governmental agency described above. During any such consultation, however, we will be obligated to comply with the terms of the subconcession agreement as interpreted by the Macao government.
       Our failure to comply with the terms of our subconcession in a manner satisfactory to the Macao government could result in the termination of our subconcession. Under our subconcession, we would not be compensated if the Macao government decided to terminate the subconcession because of our failure to perform. The loss of our subconcession would prohibit us from conducting gaming operations in Macao, which could have a material adverse effect on our financial condition, results of operations or cash flows.
We will stop generating any revenues from our Macao gaming operations if we cannot secure an extension of our subconcession in 2022 or if the Macao government exercises its redemption right in 2017.
       Our subconcession agreement expires on June 26, 2022. Unless our subconcession is extended, on that date, all of our casino operations and related equipment in Macao will be automatically transferred to the Macao government without compensation to us and we will cease to generate any revenues from these operations. Beginning on December 26, 2017, the Macao government may redeem the subconcession agreement by providing us at least one year prior notice. In the event the Macao government exercises this redemption right, we are entitled to fair compensation or indemnity. The amount of such compensation or indemnity will be determined based on the amount of revenue generated during the tax year prior to the redemption. We cannot assure you that we will be able to renew or extend our subconcession agreement on terms favorable to us or at all. We also cannot assure you that if our subconcession is redeemed, the compensation paid will be adequate to compensate us for the loss of future revenues.
Our Macao operations face intense competition, which could have a material adverse effect on our financial condition, results of operations or cash flows.
       The hotel, resort and casino businesses are highly competitive. Our Macao operations currently compete with numerous other casinos located in Macao. In addition, we expect competition to increase in the near future from local and foreign casino operators. Sociedade de Jogos de Macao (which we refer to as SJM), which currently operates 16 gaming facilities in Macao, had a commitment to invest at least 4.7 billion patacas (approximately $563.4 million at exchange rates in effect on December 31, 2005) in gaming, entertainment and related projects in Macao by March 31, 2009. These projects include the upgrade of the Lisboa Hotel, Macao’s largest hotel with approximately 1,000 rooms, the Fisherman’s Wharf entertainment complex, which opened on December 31, 2005, and a potential new casino hotel project. SJM has also announced the construction of Oceanus, an $800.0 million casino complex near the ferry terminal in Macao, scheduled to open in 2009. MGM Mirage has entered into a joint venture agreement with Stanley Ho’s daughter, Pansy Ho Chiu-king, to develop, build and operate a major hotel-casino resort in Macao. In April 2005, MGM Mirage obtained a subconcession allowing it to conduct gaming operations in Macao. Construction on the MGM Grand Macao, which is estimated to cost approximately $1.0 billion, began in the second quarter of 2005 and the resort is scheduled to open in the second half of 2007.

       In addition, Wynn Resorts (Macau), S.A., which we refer to as Wynn Macau, a subsidiary of our competitor, Wynn Resorts, Limited, a Las Vegas casino operator, has also received a concession from the Macao government, which requires it to construct and operate one or more casino gaming properties in Macao, including a full-service casino resort by the end of 2006, and to invest at least 4.0 billion patacas (approximately $479.5 million at exchange rates in effect on December 31, 2005) in Macao-related projects by June 27, 2009. Wynn Macau is constructing a facility that is expected to open in fall 2006 and will include an approximately 600-room hotel, a casino and other non-gaming amenities. Wynn Macau recently announced plans to expand the property to include additional gaming space. The expansion is scheduled to open by the third quarter of 2007. The estimated cost of the project, including the expansion, is approximately $1.1 billion. Wynn Macau also has announced plans to build up to three resorts on the Cotai Strip but has not yet publicly provided details of these proposed projects.
       According to press reports, Melco International Development, a company managed by Lawrence Ho (the son of SJM’s Managing Director Stanley Ho), has entered into an agreement with Publishing and Broadcasting Limited, Australia’s biggest casino owner, under which Publishing and Broadcasting will own a minority stake in Stanley Ho’s Park Hyatt hotel and casino development in Macao. Melco has also announced a $1.0 billion “City of Dreams” project, which will include casino, hotel, retail, entertainment and apartment space adjacent to the Cotai Strip and is scheduled to open in 2008. In March 2006, Wynn Macau agreed to sell a subconcession to own and operate hotel casino resorts in Macao to Publishing and Broadcasting and Publishing and Broadcasting agreed to sell a 40% interest in the subconcession to Melco. As a result, Publishing and Broadcasting has announced that it will share the economic interests in joint venture casino operations in Macao with Melco on a 50-50 basis. SJM, Melco and Publishing and Broadcasting compete, and Wynn Macau will compete, directly with our Macao operations.
       Under its concession, Galaxy is also obligated to invest 4.4 billion patacas (approximately $527.4 million at exchange rates in effect on December 31, 2005) in development projects in Macao by June 2012. Galaxy currently operates one small casino in Macao.
       We will also compete to some extent with casinos located elsewhere in Asia, such as Malaysia’s Genting Highlands, as well as gaming venues in Australia, New Zealand and elsewhere in the world, including Las Vegas. In addition, certain countries have legalized, and others may in the future legalize, casino gaming, including Hong Kong, Singapore, Japan, Taiwan and Thailand. We also expect competition from cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could significantly and adversely affect our financial condition, results of operations or cash flows.
The Macao government could grant additional rights to conduct gaming in the future, which could have a material adverse effect on our financial condition, results of operations or cash flows.
       We hold a subconcession under one of only three gaming concessions authorized by the Macao government to operate casinos in Macao. The Macao government is precluded from granting any additional gaming concessions until 2009. However, we cannot assure you that the laws will not change and permit the Macao government to grant additional gaming concessions before 2009. In addition, the Macao government may permit existing concessionaires to grant subconcessions. In April 2005, MGM Mirage’s joint venture obtained a subconcession under SJM’s existing concession allowing it to conduct gaming operations in Macao. If the Macao government were to allow additional competitors to operate in Macao through the grant of additional concessions or subconcessions, we would face additional competition, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We may not be able to attract and retain professional staff necessary for our existing and future properties in Macao.
       Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled employees. There is significant competition in Macao for employees with the skills required to perform the services we offer and competition for such persons is likely to increase. There can be no assurance that a sufficient number of skilled employees will continue to be available, or that we will be successful in training, retaining and motivating current or future employees. If we are unable to attract, retain and train skilled employees, our ability to adequately manage and staff our existing and planned casino and resort properties in Macao could be impaired, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.
We are dependent upon gaming junket operators for a significant portion of our gaming revenues in Macao.
       Junket operators, who organize tours, or junkets, for high roller customers to casinos, are responsible for a significant portion of our gaming revenues in Macao. With the rise in gaming in Macao, the competition for relationships with junket operators has increased. While we are undertaking initiatives to strengthen our relationships with our current junket operators, there can be no assurance that we will be able to maintain, or grow, our relationships with junket operators. If we are unable to maintain or grow our relationships with junket operators, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop relationships with high roller customers, which may not be as profitable as our junket programs.
       In addition, the quality of junket operators is important to our reputation and our ability to continue to operate in compliance with our gaming licenses. While we strive for excellence in our associations with junket operators, we cannot assure you that the junket operators with whom we are associated will meet the high standards we insist upon. If a junket operator falls below our standards, we may suffer reputational harm, as well as worsening relationships with, and possibly sanctions from, gaming regulators with authority over our operations.
Our business could be adversely affected by the limitations of the pataca exchange markets and restrictions on the export of the renminbi.
       Our revenues in Macao are denominated in patacas, the legal currency of Macao, and Hong Kong dollars. Although currently permitted, we cannot assure you that patacas will continue to be freely exchangeable into U.S. dollars. Also, because the currency market for patacas is relatively small and undeveloped, our ability to convert large amounts of patacas into U.S. dollars over a relatively short period may be limited. As a result, we may experience difficulty in converting patacas into U.S. dollars.
       We are currently prohibited from accepting wagers in renminbi, the currency of China. There are currently restrictions on the export of the renminbi outside of mainland China, including to Macao. Restrictions on the export of the renminbi may impede the flow of gaming customers from China to Macao, inhibit the growth of gaming in Macao and negatively impact our gaming operations.
       On July 21, 2005, the People’s Bank of China announced that the renminbi will no longer be pegged to the U.S. dollar, but will be allowed to float in a band (and, to a limited extent, increase in value) against a basket of foreign currencies. The Macao pataca is pegged to the Hong Kong dollar. Certain Asian countries have publicly asserted their desire to eliminate the peg of the Hong Kong dollar to the U.S. dollar. As a result, we cannot assure you that the Hong Kong dollar and the Macao pataca will continue to be pegged to the U.S. dollar or that the current peg rate for these currencies will remain at the same level. The floating of the renminbi and possible changes to the peg of the Hong Kong dollar may result in severe fluctuations in the exchange rate for these currencies. Any change in such exchange rates could have a material adverse effect on our ability to make payments on certain of our debt instruments. We do not currently hedge for foreign currency risk.
Certain gaming laws apply to our planned gaming activities and associations in other jurisdictions where we operate or plan to operate.
       Certain Nevada gaming laws also apply to our gaming activities and associations in jurisdictions outside the state of Nevada. We are required to comply with certain reporting requirements concerning our proposed gaming activities and associations occurring outside the State of Nevada, including Macao and other jurisdictions. We will also be subject to disciplinary action by the Nevada Gaming Commission if we:

•	knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•	engage in any activity or enter into any association that is unsuitable for us because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engage in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees; or

•	employ, contract with or associate with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability, or who has been found guilty of cheating at gambling.
       In addition, if the Nevada State Gaming Control Board determines that one of our actual or intended activities or associations in a foreign gaming operation may violate one or more of the foregoing, we can be required by it to file an application with the Nevada Gaming Commission for a finding of suitability of such activity or association. If the Nevada Gaming Commission finds that the activity or association in the foreign gaming operation is unsuitable or prohibited, we will either be required to terminate the activity or association, or will be prohibited from undertaking the activity or association. Consequently, should the Nevada Gaming Commission find that our gaming activities or associations in Macao or certain other jurisdictions where we operate are unsuitable, we may be prohibited from undertaking our planned gaming activities or associations in those jurisdictions.
       The Macao gaming authorities exercise similar powers for purposes of assessing suitability in relation to our activities in jurisdictions outside of Macao.
We may not be able to monetize some of our real estate assets.
       Part of our business strategy in Macao relies upon our ability to profitably operate and/or sell certain of our real estate assets once developed, including vacation suites and retail malls, and to use the proceeds of these operations and sales to refinance in part our construction loans for these assets, as well as to provide investment capital for additional development both in Macao and elsewhere. Our ability to sell these assets will be subject to market conditions, the receipt of necessary government approvals and other factors. If we are unable to profitably operate and/or monetize these real estate assets, we will have to seek alternative sources of capital to refinance in part our construction loans and for other investment capital. These alternative sources of capital may not be available on commercially reasonable terms or at all.

VML may have financial and other obligations to foreign workers hired by its contractors under government labor quotas.
       The Macao government has granted VML a quota to permit it to hire foreign workers. VML has effectively allocated this quota to its contractors for the construction of The Venetian Macao and other projects on the Cotai Strip. VML, however, remains ultimately liable for all employer obligations relating to these employees, including for payment of wages and taxes and compliance with labor and workers’ compensation laws. VML requires each contractor to whom it has allocated part of its labor quota to indemnify VML for any costs or liabilities VML incurs as a result of such contractor’s failure to fulfill employer obligations. VML’s agreements with its contractors also contain provisions that permit it to retain some payments for up to one year after the contractors complete work on the projects. We cannot assure you that VML’s contractors will fulfill their obligations to employees hired under the labor quotas or to VML under the indemnification agreements, or that the amount of any indemnification will be sufficient to pay for any obligations VML may owe to employees hired by contractors under VML’s quotas. Until we make final payments to our contractors, we have offset rights to collect amounts they may owe us, including amounts owed under the indemnities relating to employer obligations. After we have made the final payments, it may be more difficult for us to enforce any unpaid indemnity obligations.
The transportation infrastructure in Macao may need to be expanded to meet increased visitation in Macao.
       Macao is in the process of expanding its transportation infrastructure to service the increased number of visitors to Macao. If the planned expansions of transportation facilities to and from Macao are delayed or not completed, and Macao’s transportation infrastructure is insufficient to meet the demands of an increased volume of visitors to Macao, the desirability of Macao as a gaming and tourist destination, as well as the results of operations of our Macao properties, could be negatively impacted.
We are currently not required to pay corporate income taxes on our casino gaming operations in Macao. This tax exemption expires at the end of 2008 and may not be extended.
       We have had the benefit of a corporate tax holiday in Macao, effective May 18, 2004, which exempts us from paying corporate income tax on profits generated by the operation of casino games. We will continue to benefit from this tax exemption through the end of 2008. We cannot assure you that this tax exemption will be extended beyond the expiration date and we do not expect this tax exemption to apply to our non-gaming activities once The Venetian Macao and our other Cotai Strip properties open.
Macao is susceptible to severe typhoons that may disrupt operations.
       Macao is susceptible to severe typhoons. Macao consists of a peninsula and two islands off the coast of mainland China. On some occasions, typhoons have caused a considerable amount of damage to Macao’s infrastructure and economy. In the event of a major typhoon or other natural disaster in Macao, our business may be severely disrupted and our results of operations could be adversely affected. Although we have insurance coverage with respect to these events, we cannot assure you that our coverage will be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, that could result from substantial damage to, or partial or complete destruction of, our Macao properties or other damage to the infrastructure or economy of Macao.
Risks Related to Ownership of Our Common Stock
Our stock price may be volatile and you may lose all or part of your investment.
       The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. The market price of our common stock may fluctuate based on a number of factors in addition to those listed in this prospectus, including:

•	our operating performance and the performance of our competitors and other similar companies;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, which we refer to as the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in general economic conditions;

•	the number of our publicly traded shares;

•	actions of our current stockholders, including this offering;

•	the arrival or departure of key personnel or personal matters affecting our principal stockholder;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors; and

•	other developments affecting us, our industry or our competitors.
       In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and these fluctuations could materially reduce our stock price.
Our articles of incorporation and by-laws contain provisions that may discourage a takeover attempt. Nevada law also imposes, and other jurisdictions may impose, barriers to acquiring a controlling interest in our shares.
       Provisions contained in our amended and restated articles of incorporation and by-laws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our amended and restated articles of incorporation and by-laws impose various procedural and other requirements which could make it more difficult for stockholders to affect some corporate actions. For example, our articles of incorporation authorize our board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus our board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deferred as a result of our having three classes of directors. Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined statutorily as any acquisition that causes such stockholder’s interest to exceed any of a 1/5, 1/3 or 1/2 interest in a corporation, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless:

•	the corporation’s other stockholders, by majority vote, grant voting rights to such shares; or

•	the corporation’s articles of incorporation or by-laws in effect on the tenth day following such acquisition of shares exempt the corporation from the relevant Nevada law provisions.
       In addition, under Nevada law, any change of control of our company must also be approved by the Nevada gaming authorities. Other jurisdictions may have similar requirements. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

Future sales of shares could depress our stock price.
       Sales of a substantial number of shares of our common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. We, the selling stockholders, our executive officers, directors and certain other stockholders have agreed with the underwriters not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of their shares of common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock other than under our employee compensation plans, and subject to specified exceptions and extensions, during the period from the date of this prospectus continuing through various dates up to one year after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. See “Shares Eligible for Future Sale — Lock-Up Agreements.”
       Following the consummation of this offering, 262,763,274 shares of common stock will be restricted pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) (excluding options and assuming the underwriters will not exercise the option to purchase an additional 8,250,000 shares of common stock granted to them by the selling stockholders), of which (i) 1,078,555 shares will be available for sale at any time, subject to the volume and other restrictions of Rule 144, (ii) 1,619,542, 621,745 and 249,519,951 shares will be available for sale 60 days, 90 days or one year (or earlier if waived by Goldman, Sachs & Co.) after the date of this prospectus, respectively, upon the expiration of the various lock-up agreements with the underwriters, subject to the volume and other restrictions of Rule 144, (iii) 8,719,159 shares will be available for sale at various times after the expiration of the various lock-up periods and applicable holding period pursuant to Rule 144, subject to the volume and other restrictions of Rule 144 and (iv) 1,204,322 shares will be available for sale at various times after the expiration of the applicable holding period pursuant to Rule 144, subject to the volume and other restrictions of Rule 144. See “Shares Eligible for Future Sale.” There are certain permitted exceptions to the lock-up agreements which are described under “Shares Eligible for Future Sale — Lock-Up Agreements.”
       After this offering, the holders of approximately 262,737,759 shares of our common stock (excluding options and assuming the underwriters will not exercise the option to purchase an additional 8,250,000 shares of common stock granted to them by the selling stockholders) will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these stockholders could cause the price of our common stock to decline.
We do not expect to pay cash dividends.
       We do not expect to pay cash dividends on our common stock in the foreseeable future. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, as well as economic and other conditions our board may deem relevant. Our ability to declare and pay dividends on our common stock is subject to the requirements of Nevada law. We are a parent company, dependent upon the operations of our subsidiaries for cash. The terms of our subsidiaries’ debt and other agreements restrict the ability of our subsidiaries to dividend funds up to us. We intend to retain earnings to finance operations and the expansion of our business. Therefore, unless and until we pay cash dividends on our common stock, any gains from your investment in our common stock must come from an increase in its market price. See “— Risks Related to Our Business — We are a parent company and our primary source of cash is and will be distributions from our subsidiaries.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
       This prospectus includes or incorporates by reference “forward-looking statements,” as defined by federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such forward-looking statements include the discussions of the business strategies of our company and expectations concerning future operations, margins, profitability, liquidity, and capital resources. In addition, in certain portions included or incorporated by reference in this prospectus, the words: “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to our company or its management, are intended to identify forward-looking statements. Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks associated with:

•	general economic and business conditions which may impact levels of disposable income, consumer spending and pricing of hotel rooms;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Las Vegas and Macao;

•	disruptions or reductions in travel due to conflicts with Iraq and any future terrorist incidents;

•	outbreaks of infectious diseases, such as severe acute respiratory syndrome or avian flu, in our market areas;

•	our dependence upon three properties in two markets for all of our cash flow;

•	new developments, construction and ventures, including The Palazzo, The Venetian Macao and other Cotai Strip developments;

•	the passage of new legislation and receipt of governmental approvals for our proposed developments in Macao, Singapore, the United Kingdom and other jurisdictions where we are planning to operate;

•	our substantial leverage and debt service (including sensitivity to fluctuations in interest rates and other capital markets trends);

•	our insurance coverage, including the risk that we have not obtained sufficient coverage against acts of terrorism or will only be able to obtain additional coverage at significantly increased rates;

•	government regulation of the casino industry, including gaming license regulation, the legalization of gaming in certain domestic jurisdictions, including Native American reservations, and regulation of gaming on the Internet;

•	increased competition and additional construction in Las Vegas, including recent and upcoming increases in hotel rooms, meeting and convention space and retail space;

•	fluctuations in the demand for all-suites rooms, occupancy rates and average daily room rates in Las Vegas;

•	the popularity of Las Vegas as a convention and trade show destination;

•	new taxes or changes to existing tax rates;

•	our ability to meet certain development deadlines in Macao;

•	our ability to maintain our gaming subconcession in Macao;

•	the completion of infrastructure projects in Macao;

•	increased competition and other planned construction projects in Macao; and

•	any future litigation.
       All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

USE OF PROCEEDS
       We will not receive any proceeds from the sale of the shares by the selling stockholders or the additional shares to be sold by the selling stockholders if the underwriters exercise their option to purchase an additional 8,250,000 shares of common stock. All of the shares in the offering are being sold by trusts established for the benefit of our principal stockholder, who is also our chairman of the board and chief executive officer, and his family. See “Principal and Selling Shareholders.”
DIVIDEND POLICY
       We do not expect to pay dividends on our common stock in the future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, as well as economic and other conditions our board may deem relevant. Our ability to declare and pay dividends on our common stock is subject to the requirements of Nevada law. In addition, we are a parent company, dependent upon the operations of our subsidiaries for cash and our subsidiaries’ ability to pay dividends to us is restricted under certain of their debt and other agreements. See “Risk Factors — Risks Related to Ownership of Our Common Stock — We do not expect to pay cash dividends.”
PRICE RANGE OF COMMON STOCK
       Our common stock has been trading on the New York Stock Exchange under the symbol “LVS” since December 14, 2004. Prior to that date, there was no public trading market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock reported by the New York Stock Exchange.

	Low	High

Year Ended December 31, 2004
December 14 to December 31, 2004	$29.00	$53.00
Year Ended December 31, 2005
First Quarter 2005	$42.05	$50.79
Second Quarter 2005	$33.70	$44.26
Third Quarter 2005	$31.65	$40.42
Fourth Quarter 2005	$29.69	$45.83
Year Ended December 31, 2006
First Quarter 2006 (through March 13, 2006)	$38.44	$58.02
       As of February 24, 2006, there were 354,303,160 shares of our common stock issued and outstanding that were held by 135 stockholders of record. On March 13, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $51.25 per share.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENT
       The unaudited pro forma condensed consolidated statement of operations has been prepared by management and gives effect to the following items as if they had occurred on January 1, 2005:

•	our issuance of $250.0 million in aggregate principal amount of 6.375% senior notes due 2015 on February 10, 2005;

•	the use of $323.2 million in proceeds from our initial public offering to redeem $291.1 million in aggregate principal amount of Las Vegas Sands Opco’s 11.0% mortgage notes on February 1, 2005 and to pay related redemption costs;

•	the amendment and restatement of Las Vegas Sands Opco’s existing senior secured credit facility on February 22, 2005 to, among other things, increase borrowings by $305.0 million of additional term loans and lower interest costs;

•	the use of the proceeds from our offering of 6.375% senior notes due 2015, available cash and borrowings under Las Vegas Sands Opco’s amended and restated senior secured credit facility for the retirement of the remaining $552.5 million in aggregate principal amount of Las Vegas Sands Opco’s 11.0% mortgage notes and for the payment of all fees and expenses associated with the refinancing transactions on February 22, 2005; and

•	the use of $121.4 million of available cash to redeem VML’s $120.0 million in aggregate principal amount of floating rate senior secured notes and to pay $1.4 million of accrued interest on May 23, 2005.
       Due to their delayed draw terms, the unaudited pro forma data do not give effect to other borrowings under Las Vegas Sands Opco’s amended and restated senior secured credit facility or the $250.0 million construction loan for the construction of The Palazzo. In addition, the unaudited pro forma data do not give effect to any borrowings for The Venetian Macao and our other Cotai Strip developments.
       The pro forma adjustments, which are based on available information and certain assumptions that we believe are reasonable under the circumstances, are applied to the historical consolidated financial statements. The unaudited pro forma condensed consolidated financial statement is provided for informational purposes only and does not purport to represent what our results of operations would actually have been had the transactions described above occurred on such dates or to project our results of operations or financial position for any future period.
       The accompanying unaudited pro forma condensed consolidated financial statement should be read in conjunction with “Summary Historical and Pro Forma Financial and Other Data” included elsewhere in this prospectus and the other financial information and historical consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
Statement of Operations

	For the Year Ended December 31, 2005

								Retirement
	Las Vegas			6.375% Senior				of 11%
	Sands Corp.	Equity		Notes		Bank		Mortgage		Redemption of
	Historical	Clawback		Proceeds		Refinancing		Notes		Macao Notes		Pro Forma

	(Dollars in thousands, except per share and share data)
Revenues:
Casino	$1,250,090	$		$		$		$		$		$1,250,090
Rooms	323,560											323,560
Food and beverage	147,510											147,510
Retail and other	103,065											103,065

Total revenues	1,824,225											1,824,225
Less — promotional allowances	(83,313)											(83,313)

Net revenues	1,740,912											1,740,912

Operating expenses:
Casino	656,590											656,590
Rooms	82,058											82,058
Food and beverage	76,736											76,736
Retail and other	58,068											58,068
Provision for doubtful accounts	9,358											9,358
General and administrative	192,806											192,806
Corporate expense	38,297											38,297
Rental expense	14,841											14,841
Pre-opening expense	3,732											3,732
Development expense	22,238											22,238
Depreciation and amortization	95,296											95,296
Loss on disposal of assets	1,441											1,441
Gain on sale of Grand Canal Shops mall	—											—

Operating expenses	1,251,461											1,251,461

Operating income	489,451											489,451
Other income (expense):
Interest income	33,111	(275	)(1)					(136	)(1)	(473	)(8)	32,227
Interest expense, net of amounts capitalized	(96,292)	2,829	(2)	(1,803	)(5)	(2,654	)(6)	9,123	(7)	3,466	(9)	(85,331)
Other income (expense)	(1,334)											(1,334)
Loss on early retirement of debt	(137,000)	32,025	(3)					100,809	(3)	4,166	(10)	—

Income before income taxes	287,936	34,579		(1,803)		(2,654)		109,796		7,159		435,013
Benefit (provision) for income taxes	(4,250)	(12,103	)(4)	631	(4)	929	(4)	(38,429	)(4)			(53,222)

Net income	$283,686	$22,476		$(1,172)		$(1,725)		$71,367		$7,159		$381,791

Basic earnings per share	$0.80											$1.08

Diluted earning per share	$0.80											$1.08

Weighted average shares outstanding:
Basic	354,161,165											354,161,165

Diluted	354,526,604											354,526,604

Notes to Unaudited Pro Forma
Condensed Consolidated Financial Statement

(1)	Reflects the elimination of interest income earned in relation to the assumed utilization of existing cash balances by the Company to retire the 11% mortgage notes.

(2)	Reflects the effect on interest expense of the redemption of $291.1 million in aggregate principal amount of Las Vegas Sands Opco’s 11% mortgage notes on February 1, 2005:

Year Ended
December 31,
2005

(In thousands)
Deductions to historical interest expense:
Interest expense related to the redemption of the 11% mortgage notes using proceeds of our initial public offering, at actual historical amounts	$(2,720)
Interest expense related to amortization of deferred offering costs of the 11% mortgage notes, at actual historical amounts	(109)

Net pro forma decrease to historical interest expense	$(2,829)

(3)	Reflects the elimination of the related loss on early retirement of debt for $291.1 million and $552.5 million of the 11% mortgage notes, respectively.

(4)	Reflects the tax benefit (expense) of the related pro forma adjustment assuming a 35% statutory tax rate for Las Vegas Sands Corp.

(5)	Reflects the effect on interest expense of our offering of 6.375% senior notes due 2015:

Year Ended
December 31,
2005

(In thousands)
Additions to historical interest expense:
Pro forma interest expense of 6.375% senior notes offering	$1,747
Pro forma amortization of deferred offering costs and original issue discount using a life of 10 years	56

Net pro forma increase to historical interest expense	$1,803

(6)	Reflects the effect on interest expense of $305.0 million of additional borrowings related to the amendment and restatement of Las Vegas Sands Opco’s existing senior secured credit facility:

Year Ended
December 31,
2005

(In thousands)
Deductions to historical interest expense:
Interest expense related to the reduction of the contractual spread for the existing $665.0 million senior secured credit facility from 250 basis points to 175 basis points	$(831)
Additions to historical interest expense:
Pro forma interest expense on the $305.0 million of additional borrowings under the term B loan of the amended and restated senior secured credit facility (interest rate of 6.43%)(a)	3,269
Pro forma amortization of deferred offering costs related to the amended and restated senior secured credit facility (weighted average life of 6 years)	216

Net pro forma increase to historical interest expense	$2,654

(a)	Based upon the three-month LIBOR rate on January 31, 2006 of 4.68% plus the contractual spread for the new indebtedness.

Had interest rates been 0.125% higher during the year ended December 31, 2005, the impact on the variable rate indebtedness would have caused pro forma interest expense to increase by $0.2 million.

(7)	Reflects the effect on interest expense of the retirement of the 11% mortgage notes:

Year Ended
December 31,
2005

(In thousands)
Deductions to historical interest expense:
Interest expense related to retirement of the 11% mortgage notes repaid from proceeds from our offering of 6.375% senior notes, proceeds from $970.0 million term B loan of the amended and restated senior secured credit facility and $95.0 million from cash on hand, at actual historical amounts	$(8,824)
Interest expense related to amortization of deferred offering costs of the 11% mortgage notes, at actual historical amounts	(299)

Net pro forma decrease to historical interest expense	$(9,123)

(8)	Reflects the elimination of interest income earned in relation to $120.0 million of existing cash balances used to redeem $120.0 million in aggregate principal amount of VML’s floating rate senior secured notes.

(9)	Reflects the effect on interest expense of the redemption of $120.0 million in aggregate principal amount of VML’s floating rate senior secured notes.

Year Ended
December 31,
2005

(In thousands)
Adjustments to historical interest expense:
Interest expense related to VML’s $120.0 million in aggregate principal amount of floating rate senior secured notes redeemed from cash on hand, at actual historical amounts	$(2,888)
Interest expense related to amortization of deferred offering costs of VML’s senior secured notes, at actual historical amounts	(578)

Net pro forma decrease to historical interest expense	$(3,466)

(10)	Reflects the elimination of the related loss on early retirement of debt for $120.0 million of VML’s senior secured notes.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership of Our Common Stock
       The following table sets forth information with respect to the beneficial ownership of our common stock, as of February 24, 2006, and as adjusted to reflect the sale of the shares of our common stock in this offering, in each case, held by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	our chief executive officer and our four other most highly compensated officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

	Shares of Common Stock		Shares	Shares of Common Stock
	Beneficially Owned Prior		Being	Beneficially Owned After
	to the Offering(1)		Offered(2)	the Offering(1)(2)

Name of Beneficial Owner(3)	Shares	Percent (%)		Shares	Percent (%)

Sheldon G. Adelson(4)(5)(7)(8)	266,786,807	75.3%	55,000,000	211,786,807	59.8%
Sheldon G. Adelson 2005 Family Trust(5)	229,217,920	64.7%	40,839,215	188,378,705	53.2%
Adelson Family Trusts(6)	37,756,105	10.7%	-	37,756,105	10.7%
Sheldon G. Adelson 2002 Four Year LVSI Annuity Trust(7)	30,238,975	8.5%	12,170,735	18,068,240	5.1%
Sheldon G. Adelson 2004 Two Year LVSI Annuity Trust(8)	7,306,851	2.1%	1,990,050	5,316,801	1.5%
William P. Weidner(9)	5,297,186	1.5%	—	5,297,186	1.5%
Bradley H. Stone(10)	1,838,046	*	—	1,838,046	*
Robert G. Goldstein(11)	1,692,090	*	—	1,692,090	*
Scott D. Henry(12)	11,087	*	—	11,087	*
Charles D. Forman(6)(7)(8)(13)	599,248	*	—	599,248	*
Michael A. Leven(13)	3,133	*	—	3,133	*
James L. Purcell(13)	4,918	*	—	4,918	*
Irwin A. Siegel(14)	2,868	*	—	2,868	*
Irwin Chafetz(15)	25,342	*	—	25,342	*
All executive officers and the directors of our company as a group (12 persons)(16)	276,269,782	78.0%	55,000,000	221,269,782	62.4%

*	Less than 1%.

(1)	A person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of such securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, the sole voting and investment power with respect to the indicated shares of common stock.

(2)	Assumes the underwriters will not exercise their option to purchase an additional 8,250,000 shares of common stock.

(3)	The address of each person named in this table is c/o Las Vegas Sands Corp., 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

(4)	This amount includes options to purchase 22,961 shares of our common stock that are vested and exercisable. This amount excludes 37,756,105 shares of our common stock that Mr. Adelson transferred to four family trusts established by Mr. Adelson other than the Sheldon G. Adelson 2005 Family Trust, the Sheldon G. Adelson 2002 Four Year LVSI Annuity Trust and the Sheldon G. Adelson 2004 Two Year LVSI Annuity Trust. See footnote (6) below.

(5)	Mr. Adelson beneficially owns 229,217,920 shares of our common stock as trustee of the Sheldon G. Adelson 2005 Family Trust. Mr. Adelson retains sole dispositive and voting control over the shares in the trust. If the underwriters exercise their option to purchase an additional 8,250,000 shares of common stock in full, the maximum number of shares that would be sold by the Sheldon G. Adelson 2005 Family Trust would be 46,965,097 shares and the Sheldon G. Adelson 2005 Family Trust would beneficially own 182,252,823 shares, or approximately 51.5% of our common stock after this offering.

(6)	Mr. Adelson’s spouse, Dr. Miriam Adelson, and Mr. Forman, as trustees of the four family trusts, may each be deemed to beneficially own the 37,756,105 shares of our common stock held by the trusts. Dr. Adelson and Mr. Forman share dispositive and voting control over the shares in the trusts. Mr. Forman disclaims such beneficial ownership and this disclosure shall not be deemed an admission that Mr. Forman is a beneficial owner of such shares for any purpose.

(7)	Mr. Adelson and Mr. Forman may each be deemed to beneficially own the 30,238,975 shares of our common stock held by the Sheldon G. Adelson 2002 Four Year LVSI Annuity Trust as a trustee of the trust. Mr. Adelson has sole dispositive control over the shares in the trust. Mr. Forman has sole voting control over the shares in the trust. Mr. Forman disclaims such beneficial ownership and this disclosure shall not be deemed an admission that Mr. Forman is a beneficial owner of such shares for any purpose. If the underwriters exercise their option to purchase an additional 8,250,000 shares of common stock in full, the maximum number of shares that would be sold by this trust would be 13,996,345 shares and the trust would beneficially own 16,242,630 shares, or approximately 4.5% of our common stock after this offering.

(8)	Mr. Adelson and Mr. Forman may each be deemed to beneficially own 7,306,851 shares of our common stock held by the Sheldon G. Adelson 2004 Two Year LVSI Annuity Trust as a trustee of the trust. Mr. Adelson has sole dispositive control over the shares in the trust. Mr. Forman has sole voting control over the shares in the trust. Mr. Forman disclaims such beneficial ownership and this disclosure shall not be deemed an admission that Mr. Forman is a beneficial owner of such shares for any purpose. If the underwriters exercise their option to purchase an additional 8,250,000 shares of common stock in full, the maximum number of shares that would be sold by the trust would be 2,288,558 shares and this stockholder would beneficially own 5,018,293 shares, or 1.4% of our common stock after this offering.

(9)	This amount includes 23,479 shares of restricted stock and options to purchase 20,873 shares of our common stock that are vested and exercisable. This amount also includes 5,252,834 shares of our common stock that Mr. Weidner transferred to Weidner Holdings, LLC, a sole member limited liability company of which Mr. Weidner is the sole member manager.

(10)	This amount includes 20,544 shares of restricted stock and options to purchase 18,264 shares of our common stock that are vested and exercisable. This amount excludes 1,667,087 shares that Mr. Stone transferred to The Stone Crest Trust and over which he has no voting or dispositive control.

(11)	This amount includes 17,609 shares of restricted stock and options to purchase 15,655 shares of our common stock that are vested and exercisable. This amount also includes 1,410,375 shares of our common stock that Mr. Goldstein transferred to The Robert and Sheryl Goldstein Trust and 248,451 shares of our common stock that Mr. Goldstein transferred to The Robert G. Goldstein Grantor Retained Annuity Trust. Mr. Goldstein may be deemed to have beneficial ownership of all such shares.

(12)	This amount includes 5,869 shares of restricted stock and options to purchase 5,218 shares of our common stock that are vested and exercisable.

(13)	This amount includes 1,348 shares of restricted stock and options to purchase 1,670 shares of our common stock that are vested and exercisable.

(14)	This amount includes 1,348 shares of restricted stock and options to purchase 1,020 shares of our common stock that are vested and exercisable.

(15)	This amount includes 1,348 shares of restricted stock and options to purchase 994 shares of our common stock that will become vested and exercisable within 60 days.

(16)	This amount includes 80,110 shares of restricted stock and options to purchase 93,183 shares of our common stock that are vested and exercisable or will become vested and exercisable within 60 days.
Selling Stockholder Relationships
Registration Rights Agreement
       Each of the selling stockholders is a party to a registration rights agreement with us relating to the shares of common stock they hold. This offering is being made following the exercise by Mr. Adelson and the trusts he established for the benefit of his family of their demand rights to cause us to file the registration statement of which this prospectus is a part. The other stockholders that are party to this agreement have piggyback registration rights on any registration for the account of Mr. Adelson or the trusts that he established. If the underwriters determine that the number of securities to be offered would jeopardize the success of this offering, the number of shares included in this offering will include the registrable securities of all of the stockholders that are party to the registration rights agreement participating in this offering, allocated pro rata among these holders based on the number of registrable securities that they hold.
       Under the registration rights agreement, we are required to indemnify each selling stockholder and bear all fees, costs and expenses (except underwriting discounts and selling commissions), including the fees, costs and expenses of the selling stockholders, in connection with this offering.
Other Relationships
       Mr. Adelson is our Chairman and Chief Executive Officer. Mr. Adelson, his family members, and companies controlled by Mr. Adelson are parties to various agreements and relationships with our company. For more information, please see “Certain Relationships and Related Party Transactions” in our Annual Report on Form 10-K incorporated herein by reference.

DESCRIPTION OF CAPITAL STOCK
       The following summary of the terms of our capital stock is qualified in its entirety by reference to the applicable provisions of Nevada law and our amended and restated articles of incorporation and by-laws. Copies of our amended and restated articles of incorporation and by-laws are filed as exhibits to the registration statement of which this prospectus is a part.
Capital Stock
       Our authorized capital stock currently consists of 1,000,000,000 shares of common stock and 50,000,000 shares of preferred stock. As of February 24, 2006, we had 354,303,160 outstanding shares of common stock and no shares of preferred stock outstanding. As of February 24, 2006, there were approximately 135 holders of record of our common stock.
Common Stock
       The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future. Nevada gaming laws and regulations subject holders of our common stock to certain suitability requirements. See “Business — Regulation and Licensing — State of Nevada” in our Annual Report on Form 10-K incorporated herein by reference. Since we will not receive any proceeds from the sale of the shares of stock by the selling stockholders, the prior approval of the Nevada Gaming Commission of this offering is not required.
Preferred Stock
       We are authorized to issue up to 50,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Nevada law and our amended and restated articles of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock.
Certain Articles of Incorporation, By-Laws and Statutory Provisions
       The provisions of our amended and restated articles of incorporation and by-laws and of the Nevada General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Limitation of Liability of Officers and Directors
       Nevada law currently provides that our directors will not be personally liable to our company or our stockholders for monetary damages for any act or omission as a director other than in the following circumstances:

•	the director breaches his fiduciary duty to our company or our stockholders and such breach involves intentional misconduct, fraud or a knowing violation of law; or

•	our company makes an unlawful payment of a dividend or unlawful stock purchases, redemptions or other distribution.
       As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Nevada law allows the articles of incorporation of a corporation to provide for greater liability of the corporation’s directors. Our amended and restated articles of incorporation do not provide for such expanded liability.
Special Meetings of Stockholders
       Our amended and restated articles of incorporation provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.
Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations
       Our amended and restated articles of incorporation provide that stockholders may not take action by written consent unless such action and the taking of such action by written consent have been expressly approved by the board, and may only take action at duly called annual or special meetings. In addition, our amended and restated by-laws establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.
       Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and Removal of Directors
       Our board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause. Our board of directors may elect a director to fill a vacancy created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.
Nevada Anti-Takeover Statutes
Business Combinations Act
       Under the terms of our amended and restated articles of incorporation and as permitted under Nevada law, we have elected not to be subject to Nevada’s anti-takeover law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the approval of our stockholders, we may amend our articles of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. By opting out of the Nevada anti-takeover law, third parties could more easily pursue a takeover transaction that was not approved by our board of directors.
Control Shares Act
       Nevada law provides that, in certain circumstances, a shareholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3 or 1/2 interest, has no voting rights in the shares acquired that caused the shareholder to exceed any such threshold, unless the corporation’s other shareholders, by majority vote, grant voting rights to such shares. We may opt out of this act by amending our by-laws either before or within ten days after the relevant acquisition of shares. Presently, our by-laws do not opt out of this act.
Gaming Requirements
       Applicable gaming laws impose certain suitability requirements to holders of our capital stock. See “Risk Factors — Risks Associated with Our Las Vegas Operations — Certain beneficial owners of our voting securities may be required to file an application with and be investigated by the Nevada gaming authorities, and the Nevada Gaming Commission may restrict the ability of a beneficial owner to receive any benefit from our voting securities and may require the disposition of shares of our voting securities, if a beneficial owner is found to be unsuitable.”
       Our amended and restated articles of incorporation provide that if the Nevada gaming authorities determine at any time that a holder of our stock or other securities is unsuitable to hold such securities, then until such securities are owned by persons found by the Nevada gaming authorities to be suitable to own them:

•	we will not be required or permitted to pay any dividend or interest with regard to these securities;

•	the holder of these securities will not be entitled to vote on any matter as the holder of the securities and these securities will not for any purposes be included in the securities entitled to vote; and

•	we will not pay any remuneration in any form to the holder of these securities.
       In addition to the foregoing, our amended and restated articles of incorporation also provide that the issuance or transfer of any stock or securities in violation of applicable gaming laws, including Nevada gaming laws, will be void and that such stock or securities shall be deemed not to be issued and outstanding until:

•	we cease to be subject to the jurisdiction of the gaming authorities; or

•	the applicable gaming authorities validate the issuance or transfer or waive any defect in the issuance or transfer.
Amendment to Certain Certificate of Incorporation and By-Law Provisions
       Our amended and restated articles of incorporation provide that amendments to certain provisions of the articles will require the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our voting stock, namely:

•	the provisions requiring a 66 2/3% stockholder vote for removal of directors;

•	the provisions requiring a 66 2/3% stockholder vote for the amendment, repeal or adoption of our by-law provisions (described below);

•	the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our articles of incorporation; and

•	the provisions prohibiting stockholder action by written consent except under certain circumstances.
       In addition, our amended and restated articles of incorporation and by-laws provide that our by-laws are subject to adoption, amendment or repeal either by a majority of the members of our board or the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of our voting stock voting as a single class.
       The 66 2/3% vote will allow the holders of a minority of our voting securities to prevent the holders of a majority or more of our voting securities from amending certain provisions of our amended and restated articles of incorporation and our by-laws.
Transfer Agent and Registrar
       The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company. Its telephone number is 212-936-5100.
Listing
       Our common stock is listed the New York Stock Exchange under the symbol “LVS.”

SHARES ELIGIBLE FOR FUTURE SALE
       We cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of our common stock. Sale of substantial amounts of common stock, or the perception that such sales could occur, may inadvertently affect the market price of our common stock and our ability to raise equity capital.
Sale of Restricted Shares
       As of February 24, 2006, we had 354,303,160 shares of common stock outstanding. Of these shares of common stock, 262,763,274 shares of common stock held by the selling stockholders and certain other stockholders following consummation of this offering (excluding options and assuming the underwriters will not exercise the option to purchase an additional 8,250,000 shares of common stock granted to them by the selling stockholders) will be restricted pursuant to Rule 144 under the Securities Act, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 or 144(k) under the Securities Act, which rules are summarized below. Of these shares, (i) 1,078,555 shares will be available for sale at any time, subject to the volume and other restrictions of Rule 144, (ii) 1,619,542, 621,745 and 249,519,951 shares will be available for sale 60 days, 90 days and one year (or earlier if waived by the underwriters) after the date of this prospectus, respectively, upon the expiration of the various lock-up agreements with the underwriters, subject to the volume and other restrictions of Rule 144, (iii) 8,719,159 shares will be available for sale at various times after the expiration of the various lock-up periods and applicable holding period pursuant to Rule 144, subject to the volume and other restrictions of Rule 144 and (iv) 1,204,322 shares will be available for sale at various times after the expiration of the applicable holding period pursuant to Rule 144, subject to the volume and other restrictions of Rule 144. There are certain permitted exceptions to the lock-up agreements which are described under “— Lock-Up Agreements” below.
Rule 144
       In general, under Rule 144 as currently in effect, a person or (persons whose shares are aggregated), who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding; 354,303,360 shares were outstanding as of February 24, 2006; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC.
       Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.
Rule 144(k)
       Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Options
       On February 24, 2005, we filed a registration statement on Form S-8 under the Securities Act to register 26,344,000 shares of common stock reserved for issuance or sale under our option plans and arrangements and 16,809,014 shares of common stock for resale that were issued upon exercise of options granted under our 1997 Fixed Stock Option Plan. As of February 24, 2006, there were outstanding options to purchase a total of 3,921,419 shares of common stock. All of the 26,344,000 shares issued or to be issued upon the exercise of stock options or settlement of other awards under these plans after the effective date of the Form S-8 registration statement are or will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below. Of the 16,809,014 shares registered for resale on the Form S-8 registration statement, 3,028,284 shares had been resold as of February 24, 2006. The remaining 13,780,730 shares are subject to the volume restrictions set forth under Rule 144(e) during any three-month period.
Lock-Up Agreements
       The Company, the selling stockholders, our executive officers, directors and certain other stockholders have agreed with the underwriters not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of their respective shares of common stock or securities convertible into, exchangeable for, or that represent the right to receive, shares of common stock or any substantially similar securities, whether now owned or hereafter acquired (other than, with respect to the Company, under our employee compensation plans or upon the conversion or exchange of convertible or exchangeable securities outstanding on the date of the prospectus), and subject to certain other limited exceptions, during the following periods:

•	for our principal stockholder and the trusts established for the benefit of our principal stockholder and/or his family, from the date of the prospectus continuing through the first anniversary of the date of this prospectus;

•	for the Company and the members of our board of directors (other than our principal stockholder and management directors), from the date of the prospectus continuing through the date that is 90 days after the date of this prospectus; and

•	for our executive officers (other than our principal stockholder), from the date of the prospectus continuing through the date that is 60 days after the date of this prospectus in each case except with the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The lock-up agreements by these persons (other than us) cover an aggregate of approximately 260,480,397 shares of our outstanding common stock following the consummation of this offering (excluding options and assuming the underwriters will not exercise the option to purchase an additional 8,250,000 shares of common stock granted to them by the selling stockholders).
       Notwithstanding the foregoing, three of our executive officers that are parties to the lock-up agreements described above may make offers, sales, agreements to offer or sell, solicitations of offers to purchase, swaps or other disposal of, or transactions in, any shares of common stock pursuant to plans established or which they may establish pursuant to Rule 10b5-1 of the Exchange Act during their applicable lock-up period in an amount not to exceed 500,000 shares of our common stock for each such executive officer. In addition, one of our directors will be permitted to pledge his shares of our common stock and sell, transfer or otherwise dispose of up to 150,000 shares of our common stock during the applicable lock-up period. Our principal stockholder and the trusts established for the benefit of our principal stockholder and/or his family will also be permitted to make charitable contributions of shares of our common stock worth up to $100 million during the applicable lock-up period should they chose to do so.
       Any lock-up period described above will be automatically extended if: (1) during the last 17 days of any such lock-up period we release earnings results or announce material news or a material event; or (2) prior to the expiration of any such restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of such lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings or the announcement of the material news or material event, as applicable, unless Goldman, Sachs & Co. waives, in writing, such extension.
Registration Rights
       We have granted registration rights to our principal stockholder and certain trusts for the benefit of our principal stockholder and/or his family, who will collectively beneficially own approximately 249,519,951 shares upon consummation of this offering (excluding options and assuming the underwriters will not exercise the option to purchase an additional 8,250,000 shares of common stock granted to them by the selling stockholders). Under certain circumstances our principal stockholder and the trusts can require us to file registration statements that permit them to re-sell their shares. In addition, we have granted certain piggyback registration rights to certain of our current and former senior executive officers. Our principal stockholder and the trusts have exercised a demand right to cause us to file the registration statement to which this prospectus relates. For more information, see “Principal and Selling Stockholders — Selling Stockholder Relationships” in this prospectus and “Certain Relationships and Related Party Transactions — Registration Rights Agreement” in our Annual Report on Form 10-K incorporated herein by reference.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
       The following summary describes the material U.S. federal income tax and estate tax consequences of the ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that is a non-U.S. holder as we define that term below. This discussion does not address all aspects of United States federal income or estate taxation that may be relevant to a non-U.S. holder’s decision to purchase shares of our common stock and is limited to persons that will hold the shares of our common stock as “capital assets” — generally, property held for investment — within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not deal with foreign, state and local tax consequences that may be relevant to non-U.S. holders in light of their personal circumstances. This summary does not address the tax treatment of special classes of non-U.S. holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding our common stock as part of a hedging or conversion transaction or as part of a “straddle,” partnerships (including any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” persons subject to the alternative minimum tax or U.S. expatriates. Furthermore, the discussion below is based upon the provisions of the Code, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect, which could result in federal tax consequences that are materially different from those discussed below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus. Consequently, the IRS may disagree with or challenge any of the tax consequences discussed in this prospectus.
       We urge you to consult your own tax advisor concerning the U.S. federal, state or local income tax and federal, state or local estate tax consequences of your ownership and disposition of shares of our common stock in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction or under any applicable tax treaty.
       As used in this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock who is not, for U.S. tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust:

(1) that is subject to the primary supervision of a U.S. court and that has one or more United States persons who have the authority to control all substantial decisions of the trust; or

(2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.
       The test for whether an individual is a citizen or resident of the U.S. for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes.

       If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds our shares, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the partnership or pass-through entity. If you are a partner or owner of a partnership or other pass-through entity that is considering holding shares, you should consult your tax advisor.
Payment of Dividends
       We do not presently anticipate paying cash distributions on shares of our common stock. For more information, please see “Dividend Policy.” In the event that we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s basis in its common shares and then as a capital gain. Any amounts treated as a tax-free return of capital in accordance with the preceding sentence will cause a reduction in the basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, that may be recognized by the non-U.S. holder on a subsequent disposition of the common shares).
       If dividends are paid on shares of our common stock these dividends will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable income tax treaty if we have received proper certification of the application of that income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.
       Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S., are not subject to U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax, provided that the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may also be subject to a branch profits tax at a 30% rate, or any lower rate as may be specified in an applicable income tax treaty.
Sale or Exchange
       A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other disposition of shares of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an applicable tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S., in which case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	a non-U.S. holder, who is an individual, is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met; or

•	the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules are applicable because:

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date on which you dispose of shares of our common stock; and

•	assuming that our common stock constitutes a U.S. real property interest and is treated as regularly traded on an established securities market (within the meaning of applicable Treasury regulations), you held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.
       The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our interests in real property located outside the U.S. and the fair market value of our other business assets. We can give no assurances that we are not a USRPHC. In addition, even if we are not a USRPHC at the present time, since the determination of USRPHC status in the future will be based upon the composition of our assets from time to time, there can be no assurance that we will not be or become a USRPHC in the future. However, as indicated above, so long as our stock is treated as “regularly traded” on an established securities market (within the meaning of applicable Treasury regulations), in the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP our common stock will not be treated as a U.S. real property interest for a particular holder who disposes of common stock unless such holder holds, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock. We currently expect that our common stock will continue to be traded on the New York Stock Exchange and regularly quoted by brokers and/or dealers making a market in such common stock within the meaning of applicable Treasury regulations. Based on the assumption that our expectations set forth in the previous sentence are, and in the future continue to be, correct, in the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP our common stock should be treated as “regularly traded” for purposes of the FIRPTA rules. You should consult your own tax advisor regarding the application of the FIRPTA rules discussed above to a disposition by you of our common stock.
       Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains, including gains from the sale of shares of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons. In addition, if any of this gain is taxable because we are a USRPHC and the selling holder’s ownership of our common stock exceeds 5%, the buyer of our common stock may be required to withhold a tax equal to 10% of the amount realized on the sale.
Federal Estate Tax
       Shares of our common stock owned or treated as owned by an individual who is not a United States citizen or resident for U.S. federal estate tax purposes will be included in that holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
       Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established.
       The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations or to otherwise establish an applicable exemption generally will be reduced by any backup withholding tax that may be imposed.
       The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder in accordance with applicable U.S. Treasury regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds on the disposition of our common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has specified connections with the United States, unless some conditions are met, the proceeds from that disposition generally will be reported to the IRS, but not reduced by backup withholding.
       Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.
       The above discussion is included for general information only. You should consult your tax advisor with respect to the U.S. federal income tax and federal estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING
       The Company, the selling stockholders and the underwriters named below, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.	38,074,555
Citigroup Global Markets Inc.	3,970,300
Lehman Brothers Inc.	3,970,300
Jefferies & Company, Inc.	1,928,495
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,928,495
Morgan Stanley & Co., Incorporated	1,928,495
J.P. Morgan Securities Inc.	1,079,180
UBS Securities LLC	1,079,180
Calyon Securities (USA) Inc.	347,000
Samuel A. Ramirez & Company, Inc.	347,000
Scotia Capital (USA) Inc.	347,000

Total	55,000,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 8,250,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 8,250,000 additional shares.
Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$1.1055	$1.1055
Total	$60,802,500.00	$69,922,875.00
       Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.6633 per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.0000 per share from the public offering price. If all the shares are not sold at the public offering price, the representative of the underwriters may change the offering price and the other selling terms.

       The Company, the selling stockholders, our executive officers, directors and certain other stockholders have agreed with the underwriters not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of their respective shares of common stock or securities convertible into, exchangeable for, or that represent the right to receive, shares of common stock or any substantially similar securities, whether now owned or hereafter acquired (other than, with respect to the Company, under our employee compensation plans or upon the conversion or exchange of convertible or exchangeable securities outstanding on the date of the prospectus), and subject to certain other limited exceptions during the following periods:

•	for our principal stockholder and the trusts established for the benefit of our principal stockholder and/or his family, from the date of the prospectus continuing through the first anniversary of the date of this prospectus;

•	for the Company and the members of our board of directors (other than our principal stockholder and management directors), from the date of the prospectus continuing through the date that is 90 days after the date of this prospectus; and

•	for our executive officers (other than our principal stockholder), from the date of the prospectus continuing through the date that is 60 days after the date of this prospectus in each case except with the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The lock-up agreements by these persons (other than us) cover an aggregate of approximately 260,519,681 shares of our outstanding common stock following the consummation of this offering (excluding options and assuming the underwriters will not exercise the option to purchase an additional 8,250,000 shares of common stock granted to them by the selling stockholders).
       These agreements do not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
       Notwithstanding the foregoing, three of our executive officers that are parties to the lock-up agreements described above may make offers, sales, agreements to offer or sell, solicitations of offers to purchase, swaps or other disposal of, or transactions in, any shares of common stock pursuant to plans established or which they may establish pursuant to Rule 10b5-1 of the Exchange Act during their applicable lock-up period in an amount not to exceed 500,000 shares of our common stock for each such executive officer. In addition, one of our directors will be permitted to pledge his shares of our common stock and sell, transfer or otherwise dispose of up to 150,000 shares of our common stock during the applicable lock-up period. Our principal stockholder and the trusts established for the benefit of our principal stockholder and/ or his family will also be permitted to make charitable contributions of shares of our common stock worth up to $100 million during the applicable lock-up period should they chose to do so.
       Any lock-up period under the lock-up agreements will be automatically extended if: (1) during the last 17 days of such lock-up period we release earnings results or announce material news or a material event; or (2) prior to the expiration of such lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of such restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings or the announcement of the material news or material event, as applicable, unless Goldman, Sachs & Co. waives, in writing, such extension.
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1 A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

       The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       We are required to bear all fees, costs and expenses (except underwriting discounts and selling commissions), including the fees, costs and expenses of the selling stockholders, in connection with this offering. The Company and the selling stockholders estimate that the total expenses of the offering borne by the Company will be approximately $1.25 million.
       The Company and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
       The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Affiliates of Goldman, Sachs & Co., Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as agents, and along with Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Morgan Stanley & Co., Incorporated, J.P. Morgan Securities Inc. and UBS Securities LLC (or their respective affiliates), may act as lenders under VML’s proposed $2.5 billion senior secured credit facility. In addition, certain of the underwriters or their respective affiliates (i) acted as underwriters in our initial public offering, (ii) acted as initial purchasers of our senior notes issued in February 2005 and of Las Vegas Sands Opco’s mortgage notes issued in June 2002, (iii) acted as a financial advisor in our sale of The Grand Canal Shops mall and the Phase II mall, (iv) acted as initial purchasers in connection with the floating rate senior secured notes offered by our subsidiary, Venetian Macau Finance Company, (v) acted as lenders under our prior secured mall facility and the Interface Group-Nevada mortgage loan, (vi) were agents and/or lenders under Las Vegas Sands Opco’s prior senior secured credit facility, (vii) were agents and/or lenders under Las Vegas Sands Opco’s senior secured credit facility in August 2004, (viii) are agents and/or lenders under Las Vegas Sands Opco’s amended and restated senior secured credit facility in February 2005 and (ix) were the dealer manager in the tender offer for Las Vegas Sands Opco’s 11% mortgage notes.
LEGAL MATTERS
       Lionel Sawyer & Collins, Las Vegas, Nevada, will pass upon the validity of the common stock offered by this prospectus for us. Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass upon certain other matters for us. Latham & Watkins LLP, New York, New York, will pass upon certain matters for the underwriters.
EXPERTS
       The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDUSTRY AND MARKET DATA
       Industry data and other statistical information used throughout this prospectus or incorporated herein by reference are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also derived from our review of internal surveys, as well as the independent sources listed above.
AVAILABLE INFORMATION
       We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 to register this offering. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and our securities, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.
       You should rely only upon the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than that on the front cover of this prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
       The SEC allows us to “incorporate by reference” the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the following document:

•	our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 2, 2006.
       We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the report that has been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephone us at the following address or phone number:
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109
Attention: General Counsel
Telephone: (702) 414-1000
       This document may also be accessed through our internet web site at www.lasvegassands.com or as described under “Available Information” above.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

55,000,000 Shares
Las Vegas Sands Corp.
Common Stock
Goldman, Sachs & Co.
Citigroup
Lehman Brothers
Jefferies & Co.
Merrill Lynch & Co.
Morgan Stanley
JPMorgan
UBS Investment Bank